UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           PARAGON TRADE BRANDS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    69912K206
                                 (CUSIP Number)


                              Christian A. Melhado
                          Co-Investment Partners, L.P.
                         660 Madison Avenue, 23rd Floor
                            New York, New York 10021

                                 with a copy to:
                             Michael S. Nelson, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9326
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 28, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 69912K206
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Co-Investment Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
                                                                (b)   [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          none
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           2,401,953
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             none
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   2,401,953
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,401,953
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.2%(1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

----------------
(1) As of January 28, 2000, 11,891,000 shares of Common Stock of Paragon were outstanding.

                                  SCHEDULE 13D

CUSIP No. 69912K206
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CIP Partners, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
                                                                (b)   [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          none
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           2,401,953
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             none
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   2,401,953
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,401,953
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.2%(2)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

----------------
(2) As of January 28, 2000, 11,891,000 shares of Common Stock of Paragon were outstanding.

                                  SCHEDULE 13D

CUSIP No. 69912K206
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Christian A. Melhado (in the capacity described herein)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
                                                                (b)   [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          none
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           2,401,953
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             none
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   2,401,953
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,401,953
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.2%(3)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------
(3) As of January 28, 2000, 11,891,000 shares of Common Stock of Paragon were outstanding.

                                  SCHEDULE 13D

CUSIP No. 69912K206
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Walter M. Cain (in the capacity described herein)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
                                                                (b)   [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          none
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           2,401,953
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             none
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   2,401,953
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,401,953
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.2%(4)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------
(4) As of January 28, 2000, 11,891,000 shares of Common Stock of Paragon were outstanding.

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Paragon Trade Brands, Inc., a Delaware corporation ("Paragon"). The principal executive offices of Paragon are located at 180 Technology Parkway, Norcross, Georgia 30092.

Item 2   .        Identity and Background.

                  (a) - (c) and (f) This statement is being filed on behalf of each of the following persons:

                  (i) Co-Investment Partners, L.P., a Delaware limited partnership ("CIP");

                  (ii) CIP Partners, LLC, a Delaware limited liability company ("CIPP");

                  (iii)    Christian A. Melhado; and

                  (iv)     Walter M. Cain.

                  CIP was formed in order to engage in the business of acquiring, holding and disposing of investments in various companies. CIPP is the sole general partner of CIP. Christian A. Melhado and Walter M. Cain are managing members of CIPP.

                  As managing  members of CIPP,  Christian A. Melhado and Walter
M. Cain have the ability to direct the investment and voting decisions of CIP and CIPP and therefore, may be deemed to have investment and voting discretion with respect to securities beneficially owned by CIP and CIPP.

                  Accordingly,  pursuant to the  regulations  promulgated  under
Section 13(d) of the Securities Exchange Act of 1934, each of CIP, CIPP, Christian A. Melhado and Walter M. Cain may be deemed a beneficial owner of the Common Stock acquired by CIP.

                  The address of the principal business and principal offices of each of (i) CIP, (ii) CIPP, (iii) Christian A. Melhado and (iv) Walter M. Cain is 660 Madison Avenue, 23rd Floor, New York, New York 10021.

                  (d) - (e) During the last five years, none of CIP, CIPP, Christian A. Melhado and Walter M. Cain was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On January 28, 2000, CIP purchased from Paragon 2,401,953 shares of Common Stock for an aggregate purchase price of $24,019,530, or $10.00 per share, pursuant to an Assignment and Assumption Agreement dated January 28, 2000 (the "Assumption and Assignment Agreement") between CIP and PTB Acquisition Company, LLC, a Delaware limited liability company ("PTBA"), and a Stock Purchase Agreement dated as of November 16, 1999 (the "Stock Purchase Agreement"), between PTBA and Paragon. The Assumption and Assignment Agreement is filed as Exhibit 1 and the Stock Purchase Agreement is filed as Exhibit 2, and both such exhibits are incorporated herein by reference. All of the funds used by CIP to acquire the 2,401,953 shares of Common Stock were contributed to CIP by the general and limited partners of CIP.

Item 4.           Purpose of Transaction.

                  Under the terms of the Stock Purchase Agreement, PTBA had committed to purchase up to an aggregate of 11,712,365 shares of Common Stock (less the 196,320 shares of Common stock subscribed for pursuant to a now completed rights offering made to certain Paragon stockholders), although PTBA retained the right to assign its right to purchase any or all of such shares to one or more assignees pursuant to Section 13.14 of the Stock Purchase Agreement. Pursuant to that right, PTBA assigned the right to purchase 2,401,953 shares of Common Stock to CIP and 2,401,953 shares of Common Stock to Ontario Teachers' Pension Plan Board, an Ontario, Canada corporation ("Ontario").

                  Pursuant to a Shareholders' Agreement, dated January 28, 2000 (the "Shareholders' Agreement"), among Paragon, PTBA, Wellspring Capital Management, LLC, a Delaware limited liability company ("Wellspring"), CIP and Ontario, each of CIP and Ontario has granted PTBA an irrevocable proxy to vote (or grant written consent in lieu of voting) the shares owned by them on all matters other than a proposal to amend or eliminate Article 5 of Paragon's Amended and Restated Certificate of Incorporation. In addition, under the terms of the Shareholders' Agreement, PTBA has the right to cause CIP and Ontario to sell their shares of Common Stock to a third party pro rata with the sale by PTBA of its shares to such third party if (i) at the time of such sale PTBA owns more than 50% of the outstanding shares of Common Stock, and (ii) PTBA proposes to sell more than 50% of its shares to such third party as part of such transaction. CIP does not have any rights to vote or cause the disposition of the shares of Common Stock owned by PTBA or Ontario. The Shareholders' Agreement is filed as Exhibit 3 and is incorporated herein by reference.

                  Except as disclosed herein, CIP has acquired shares of the Common Stock of Paragon for investment purposes. To the best of its knowledge, it is expected that the business and operations of Paragon will continue without substantial change. CIP currently expects that Paragon's operations will continue to be run and managed by its existing executive officers, but will continue to evaluate the business, operations and management of Paragon and will take such further actions as it deems appropriate under the circumstances then existing.

                  Paragon has granted to PTBA an option to purchase from Paragon, out of the authorized but unissued shares of Common Stock, up to 2,500,000 additional shares of Common Stock at a price per option share equal to $10.00 per share. Pursuant to the Shareholders' Agreement, the exercise of this option by PTBA may require Paragon to provide CIP and Ontario with an opportunity to subscribe for and purchase a ratable share of such option shares. Such option is not currently exercisable and will not be exercisable unless, on or prior to January 28, 2001, Paragon Trade Brands International, Inc., a subsidiary of Paragon, elects to exercise an option to purchase up to an additional 34% interest in Groupo P.I. Mabe, S.A. de C.V. (the

"Exercise Event"). The option will expire unless exercised on or prior to the first anniversary of the Exercise Event.

                  Except as set forth in this Item 4, CIP has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b) On January 28, 2000, Paragon issued to CIP, and CIP has voting and dipositve power over and owns beneficially and of record, 2,401,953 shares of Common Stock representing approximately 20.2% of the outstanding shares of Common Stock. As of January 28, 2000, 11,891,000 shares of Common Stock of Paragon were outstanding. As further discussed in Item 2, each of CIP, CIPP, Christian A. Melhado and Walter M. Cain may be deemed to have shared voting and dispositve power over and to beneficially own the shares of Common Stock beneficially owned by CIP.

                  As mentioned above in Item 4, as a result of the grant of irrevocable proxies by each of CIP and Ontario and PTBA's right to cause each of CIP and Ontario to sell their shares of Common Stock pro rata with a sale by PTBA, PTBA may be deemed to have shared voting and dispostive power over and to beneficially own the 2,401,953 shares of Common Stock owned of record by CIP, representing approximately 20.2% of the outstanding shares of Common Stock and to have shared voting and dispostive power over and to beneficially own the 2,401,953 shares of Common Stock owned of record by Ontario, representing approximately 20.2% of the outstanding shares of Common Stock. As stated in Item 4, however, CIP does not have any right to vote or cause the disposition of the shares of Common Stock owned by PTBA or Ontario. Thus despite PTBA's beneficial ownership of CIP and Ontario's shares of Common Stock, CIP expressly disclaims any beneficial ownership of (i) the 11,712,635 shares beneficially owned by PTBA with the exception of the 2,401,953 shares of Common Stock expressly assigned to CIP pursuant to the Assignment and Assumption Agreement and the Stock Purchase Agreement or (ii) the 2,401,953 shares of Common Stock owned by Ontario.

                  (c) Except as set forth above, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding January 28, 2000.

                  (d) Ontario and PTBA have the right to receive dividends from, or proceeds from the sale of, the shares owned of record by them.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On January 28, 2000, Paragon, PTBA, Wellspring, Ontario, and CIP entered into the Shareholders' Agreement. Certain aspects of this agreement are described in Item 4. In addition to those aspects of the Shareholders' Agreement described in Item 4, the Shareholders' Agreement also contains certain limitations on share transfers, tag-along rights, preemptive rights, rights to receive information from Paragon and have observers present at Paragon board meetings, and limitations on Paragon's ability to enter into material transactions with Wellspring or its affiliates. The Shareholders' Agreement is filed as Exhibit 3 and is incorporated herein by reference.

                  Pursuant to a Registration Rights Agreement, dated as of January 28, 2000 (the "Registration Rights Agreement"), among Paragon, PTBA, Ontario and CIP, Paragon has granted PTBA, among other things, the right on the terms and conditions set forth in the agreement, to require Paragon to register for sale to the public all or any portion of its shares of Common Stock.

                  Under the Registration Rights Agreement, PTBA may require Paragon to effect (i) two demand registrations of the Common Stock of Paragon on Form S-1 under the Securities and Exchange Act of 1934 (the "Act") and (ii) an unlimited number of registrations on Form S-3 or any similar short-form registration under the Act. Paragon is not required to effect such registrations within the period beginning on the effective date of a registration statement and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith.

                  After the initial registered sale by PTBA of any of its shares or January 30, 2005, each of CIP and Ontario may require Paragon to effect one registration of their shares of Common Stock. Paragon is required to effect such registration within the period beginning on the effective date of a registration statement and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith.

                  The holder of the shares requesting registration pursuant to the above must offer each other holder party to the Registration Rights Agreement the right to participate in such registration by including a portion of such offeree's shares in the request for the registration.

                  PTBA and, under certain circumstances, each of CIP and Ontario are also entitled to unlimited piggyback registration rights. Each of PTBA, Ontario and CIP are subject to customary lock-up provisions. The Registration Rights Agreement is filed as Exhibit 4 and is incorporated herein by reference.

                  Except as described elsewhere in this Schedule 13 D, to the best knowledge of CIP, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Paragon, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or division of profits or loss.

Item 7.  Material to be Filed as Exhibits.

1. Assumption and Assignment Agreement, dated as of January 28, 2000, between Co-investment Partners, L.P. and PTB acquisition Company, LLC.

2. Stock Purchase Agreement, dated as of November 16, 1999, by and between PTB Acquisition Company, LLC and Paragon Trade Brands, Inc.

3. Shareholders' Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company LLC, Co-Investment Partners, L.P., Ontario Teachers' Pension Plan Board and Certain Other Shareholders.

4. Registration Rights Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company LLC, Co-Investment Partners, L.P., Ontario Teachers' Plan Board and Certain Other Shareholders.

5. Agreement of Joint Filing among CIP, CIPP, Christian A. Melhado and Walter M. Cain dated February 7, 2000.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   February 7, 2000

                                     CO-INVESTMENT PARTNERS, L.P.

                                     By CIP Partners, LLC, its general partner

                                     /s/ Christian A. Melhado
                                     ------------------------------------------
                                     Name: Christian A. Melhado, Managing Member


                                     CIP Partners, LLC

                                     By /s/ Christian A. Melhado
                                     ------------------------------------------
                                     Name: Christian A. Melhado, Managing Member


                                     /s/ Christian A. Melhado
                                     ------------------------------------------
                                     Name: Christian A. Melhado


                                     /s/ Walter M. Cain
                                     ------------------------------------------
                                     Name: Walter M. Cain

                                    EXHIBIT 1

                       ASSUMPTION AND ASSIGNMENT AGREEMENT

                                    EXHIBIT 2

                            STOCK PURCHASE AGREEMENT

                                    EXHIBIT 3

                             SHAREHOLDERS' AGREEMENT

                                    EXHIBIT 4

                          REGISTRATION RIGHTS AGREEMENT

                                    EXHIBIT 5

                            Agreement of Joint Filing

                  Pursuant to 13d-1(f) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

                  IN  WITNESS  WHEREOF,   the  undersigned  have  executed  this
Agreement.

Dated:   February 7, 2000



                                            Co-Investment Partners, L.P.
                                            By CIP Partners, LLC
                                           /s/ Christian A. Melhado
                                              -------------------------

                                            CIP Partners, LLC
                                            By: /s/ Christian A. Melhado
                                               -------------------------

                                            /s/ Christian A. Melhado
                                            ----------------------------
                                            Name: Christian A. Melhado

                                            /s/ Walter M. Cain
                                            ----------------------------
                                            Name: Walter M. Cain

                                    Exhibit 1

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

                  AGREEMENT dated January 28, 2000 by and between PTB Acquisition Company, LLC, a Delaware limited liability company (the "Assignor"), and Co-Investment Partners, L.P., a Delaware limited partnership (the "Assignee").

                  The Assignor is party to that certain Stock Purchase Agreement, dated November 16, 1999 (the "Stock Purchase Agreement;" unless otherwise defined herein, terms defined in the Stock Purchase Agreement are used herein as therein defined), by and between the Assignor, and Paragon Trade Brands, Inc., a Delaware corporation (the "Seller"), pursuant to which the Assignor has agreed to purchase from Reorganized Paragon, up to 11,712,635 shares of New Common Stock, under the terms and subject to the conditions set forth therein.

                  The Assignee has heretofore delivered to Assignor Assignee's commitment to purchase as a co-investor alongside the Assignor up to $25 million of New Common Stock. Pursuant to Section 13.14 of the Stock Purchase Agreement, the Assignor is permitted to assign its right to purchase any or all of the Purchased Shares to one or more assignees. The Assignor desires to assign to the Assignee, and the Assignee desires to be assigned and to assume, the obligations of the Assignor under the Stock Purchase Agreement to purchase not less than $23.5 million nor more $25 million of New Common Stock, under the terms and condition set forth herein.

                  Accordingly, the Assignor and the Assignee hereby agree as follows:

                  1. The Assignor hereby sells and assigns to the Assignee without recourse and without representation or warranty (other than as expressly provided herein), and the Assignee hereby purchases and assumes from the Assignor, the right and obligation of the Assignor under the Stock Purchase Agreement to purchase from the Seller at the Closing under the terms and conditions of the Stock Purchase Agreement not less than 2,350,000 nor more than 2,500,000 shares of New Common Stock at a purchase price equal to $10.00 per share. The exact number of shares to be purchased by the Assignee shall be set forth in a written notice from the Assignor delivered to the Assignee not later than 2 days prior to the Closing Date. The Assignor and Assignee further agree that at the Closing they shall each enter into, execute and deliver a Stockholders Agreement, substantially in the form of Exhibit A hereto (the "Stockholders Agreement"), and a Registration Rights Agreement, substantially in the form of Exhibit B hereto (the "Registration Rights Agreement").

                  2. The Assignor (i) represents and warrants that (a) it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim, (b) it is duly organized, validly existing and in good standing under the Laws of the jurisdiction under which it was organized and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, (c) it has the full legal right and power and all authority and approvals required to enter into, execute and deliver this Agreement, the Stockholders Agreement and the Registration Rights Agreement and to perform fully its obligations hereunder and thereunder, (d) this

Agreement has been, and the Stockholders Agreement and the Registration Rights Agreement, when executed and delivered at the Closing will be, duly executed and delivered by the Assignor, and this Agreement is, and in the case of each of the Stockholders Agreement and the Registration Rights Agreement, when executed and delivered at the Closing, will be, a valid and binding obligation of Assignor enforceable against the Assignor in accordance with its terms, (e) the execution and delivery by the Assignor of this Agreement do not, the execution and delivery by the Assignor at the Closing of the Stockholders Agreement and the Registration Rights Agreement will not, and the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement and the Registration Rights Agreement, and the performance by the Assignor of its obligations hereunder and thereunder will not (1) violate any provision of the Assignor's governing or organizational documents; (2) require the Assignee to obtain any consent, approval, authorization or action of, or make any filing with or give any notice to, any Governmental Body or any other person; (3) violate, conflict with or result in the breach of any of the terms and conditions of, result in a material modification of the effect of, otherwise cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which the Assignor is a party or by or to which such assignee or any of its properties is or may be bound or subject; or (4) violate any Law or Order of any Governmental Body applicable to the Assignor. The Assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations of the Seller made in or in connection with the Stock Purchase Agreement or any other documents entered or delivered or to be entered into or delivered by the Seller in connection therewith, provided, that the Assignor assigns, transfers and conveys to the Assignee such statements, representations and warranties of the Seller pertaining to the shares of New Common Stock to be purchased by the Assignee pursuant hereto.

                  3. The Assignee  (i)  confirms  that it has received a copy of the Stock Purchase Agreement and the Plan and such other documents and information as it has deemed appropriate to make its own investment analysis and decision to enter into this Assignment and Assumption Agreement; (ii) agrees that it has, independently and without reliance upon the Assignor, and based on such documents and information as it deems appropriate at the time, continued to make its own credit decisions in taking or not taking action under the Stock Purchase Agreement; (iii) represents and warrants to the Assignor and the Seller that (a) the Assignee is duly organized, validly existing and in good standing under the Laws of the jurisdiction under which it was organized and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, (b) the Assignee has the full legal right and power and all authority and approvals required to enter into, execute and deliver this Agreement, the Stockholders Agreement and the Registration Rights Agreement and to perform fully its obligations hereunder and thereunder, (c) this Agreement has been, and the Stockholders Agreement and the Registration Rights Agreement, when executed and delivered at the Closing will be, duly executed and delivered by the Assignee, and this Agreement is, and in the case of each of the Stockholders Agreement and the Registration Rights Agreement, when executed and delivered at the Closing, will be, a valid and binding obligation of Assignee enforceable against the Assignee in accordance with its terms, (d) the execution and delivery by the Assignee of this Agreement do not, the execution and delivery by the Assignee at the Closing of the Stockholders Agreement and the Registration Rights Agreement will not, and the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement and the Registration Rights Agreement, and the performance by the Assignee of its obligations hereunder and thereunder will not (1) violate any provision of the Assignee's governing or organizational documents; (2) except for filings under the HSR Act or the Canadian Acts, if required, require the Assignee to obtain any consent, approval, authorization or action of, or make any filing with or give any notice to, any Governmental Body or any other person; (3) violate, conflict with or result in the breach of any of the terms and conditions of, result in a material modification of the effect of, otherwise cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which the Assignee is a party or by or to which such assignee or any of its properties is or may be bound or subject; or (4) violate any Law or Order of any Governmental Body applicable to the Assignee; and (e) the Assignee is an "Accredited Investor" within the meaning of Rule 501 of the Securities Act of 1933, as amended, and is purchasing the Purchased Shares assigned to it hereunder for its own account for investment and not with a view to public resale or distribution thereof.

                  4. The Assignor hereby agrees that it shall be responsible for making any filing or obtaining any approval under the Canadian Acts triggered by the consummation of the transactions provided in the Stock Purchase Agreement and this Agreement, as the case may be, and the Assignee shall have no responsibility in connection therewith, except that the Assignee agrees to promptly provide the Assignor with such information regarding itself as the Assignor may reasonably request to make any such filing or obtain any such approval. The Assignee hereby represents that the purchase by it of the shares of New Common Stock to be purchased by it pursuant hereto is exempt from the notification requirements of the HSR Act.

                  5. The Assignor agrees that it shall promptly notify the Assignee if (i) it learns of any breach by the Seller of any representation, warranty, covenant or other agreement of the Seller under the Stock Purchase Agreement, or (ii) it elects to terminate the Stock Purchase Agreement pursuant to Section 11.1 thereof.

                  6. This Assignment and Assumption Agreement shall automatically terminate upon termination of the Stock Purchase Agreement pursuant to Section 11.1 thereof and shall become null and void and have no further force or effect.

                  7. THIS ASSIGNMENT AND ASSUMPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE ENTIRELY PERFORMED WITHIN SUCH STATE.

                  8. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, or sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mails, as follows:

                                 (A) if to the Assignor, to:

                                          PTB Acquisition Company, LLC
                                          c/o Wellspring Capital Management, LLC

                                          620 Fifth Avenue
                                          New York, New York 10020-1579

                                          Attention: David C. Mariano
                                          Telephone: (212) 332-7555
                                          Facsimile: (212) 332-7575

                                          with a copy to:

                                          Paul, Weiss, Rifkind, Wharton &
                                          Garrison
                                          1285 Avenue of the Americas
                                          New York, New York 10019-6064

                                          Attention: Robert Drain, Esq.
                                          Telephone: (212) 373-3000
                                          Facsimile: (212) 757-3990

                                 (B) if to the Assignee, to:

                                          Co-Investment Partners, L.P.
                                          660 Madison Avenue, 23rd Floor
                                          New York, NY 10021
                                          Attention: Christian A. Melhado
                                          Telephone: (212) 754-0411
                                          Facsimile: (212) 754-1494

                                          with a copy to:

                                          Kramer Levin Naftalis & Frankel
                                          919 Third Avenue
                                          New York, NY 10022

                                          Attention: Michael Nelson, Esq.
                                          Telephone: (212) 715-9100
                                          Facsimile: (212) 715-8000

                  Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

                  9. This Agreement, together with the Stockholders Agreement and the Registration Rights Agreement, contain the entire agreement among the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, written or oral, with respect thereto.

                  10. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

                  IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Assignment and Assumption Agreement, as of the date first above written.

                                      PTB ACQUISITION COMPANY, LLP,
                                            as Assignor


                                      By /s/ Carl M. Stanton
                                        ----------------------------
                                      Title: Vice President


         CO-INVESTMENT PARTNERS, L.P.,

                                      as Assignee
                                      By: CIP Partners, LLC, its general
                                          partner
                                      By /s/ Christian A. Melhado
                                        ----------------------------------
                                      Title: Member

     =====================================================================

                                    Exhibit 2

                            STOCK PURCHASE AGREEMENT

                                 by and between

                          PTB ACQUISITION COMPANY, LLC

                                       and

                           PARAGON TRADE BRANDS, INC.

                                NOVEMBER 16, 1999

     =====================================================================

                            STOCK PURCHASE AGREEMENT

      AGREEMENT, dated November 16, 1999, by and among PTB ACQUISITION COMPANY, LLC, a Delaware limited liability company (the "Buyer"), and as of the date of the execution of this Agreement, Paragon Trade Brands, Inc. (the "Seller"), a Delaware corporation, as debtor and debtor in possession under Chapter 11 of the Bankruptcy Code.

      WHEREAS, the Seller is the debtor and debtor in possession in Chapter 11 case number 98-60390 (the "Case") pending before the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the "Bankruptcy Court"); and

      WHEREAS, subject to the terms and conditions set forth herein, and pursuant to the Plan, Buyer desires to purchase from the Seller, and the Seller desires to sell to Buyer, 11,712,635 shares of capital stock (the "New Common Stock") of the Seller, as reorganized under the Plan on the Effective Date thereof (the Seller as so reorganized, "Reorganized Paragon"), representing 98.5% of the shares of the 11,891,000 shares of New Common Stock to be issued and outstanding immediately following the Closing, subject to reduction of the number of shares of New Common Stock to be purchased by and sold to Buyer as a result of the Rights Offering and the TEEP Plan.

      Certain terms used in this Agreement are defined in Section 13.1.

      Accordingly, the parties agree as follows:

      1. Sale and Purchase of Purchased Shares.

            1.1 Sale and Purchase of Purchased Shares. At the closing provided for in Article 2 (the "Closing"), upon the terms and subject to the conditions of this Agreement and in reliance upon the representations, warranties and agreements of the Seller contained herein, Reorganized Paragon shall issue and sell to Buyer and/or its designees and assignees, and Buyer and/or its designees and assignees shall purchase or acquire from Reorganized Paragon, an aggregate of 11,712,635 shares of New Common Stock, at a purchase price equal to $10.00 per share; provided, however, that the number of shares to be issued and sold to, and purchased by Buyer and/or its designees and assignees shall be reduced by the number of shares (x) issued and sold by Reorganized Paragon pursuant to the Rights Offering and (y) issued and distributed under the TEEP Plan pursuant to the Plan. As used herein, the "Purchased Shares" means that number of shares of New Common Stock actually issued and sold to Buyer and/or its designees and assignees pursuant hereto.

            1.2 Payment of Purchase Price. At the Closing, Buyer shall pay or cause to be paid by wire transfer of immediately available funds to an account designated in writing by the Seller at least two Business Days prior to the Closing Date an amount (the "Purchase Price") equal to the product of $10.00 and the number of Purchased Shares.

            1.3 Delivery of Shares. At the Closing, Seller shall deliver to Buyer or its designee stock certificates representing the number of shares to be purchased by Buyer and/or its designees, calculated in accordance with Section 1.1.

      2. Closing; Closing Date. The Closing of the sale and purchase of the Purchased Shares contemplated hereby shall take place at the offices of Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York (or such other place as the Buyer and Seller may agree), on the Effective Date, provided that all of the conditions to the Closing set forth in Articles 6 and 7 have been satisfied or waived by the party entitled to waive the same. The time and date upon which the Closing occurs is herein called the "Closing Date."

      3. Representations and Warranties of the Seller. The Seller hereby represents and warrants to Buyer as follows:

            3.1 Due Incorporation and Authority. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and lawful authority and government approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such authority or approvals could not, (i) individually or in the aggregate, have a material adverse effect on the properties, businesses, prospects, results of operations or financial condition of Reorganized Paragon and the Subsidiaries (as defined below), considered as a whole, or (ii) prevent or materially interfere with the Seller's or Reorganized Paragon's ability to consummate the transactions contemplated hereby (the "Contemplated Transactions") (any event, effect or result described in clause (i) or (ii) above being a "Material Adverse Effect on the Seller").

            3.2 Subsidiaries and Other Affiliates. Section 3.2(i) of Seller's Disclosure Memorandum sets forth the name and jurisdiction of organization of each corporation or other entity (collectively, "Subsidiaries") in which the Seller directly or indirectly owns or has the power to vote shares of any capital stock or other ownership interests having voting power to elect a majority of the directors of such corporation, or other persons performing similar functions for such entity, as the case may be. Section 3.2(ii) of Seller's Disclosure Memorandum identifies each entity (each, an "Investment Entity") in which the Seller or one of its Subsidiaries owns a direct or indirect equity interest which is not a Subsidiary, and with respect to each such entity identifies the type of entity, the jurisdiction in which such entity is organized, the nature of such entity's business, and the owners of the remaining equity of such entity (to the extent known to the Seller). Each of the Subsidiaries is, and to the knowledge of the Seller, each of the Investment Entities is, an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and lawful authority and government approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such authority or approvals could not have a Material Adverse Effect on the Seller.

            3.3 Qualification. The Seller and each of its Subsidiaries is, and to the knowledge of the Seller, each of the Investment Entities is, duly qualified or otherwise authorized as a foreign entity to transact business and is in good standing in each jurisdiction in which such qualification or authorization is required by Law, except where the failure so to qualify or be authorized could not have a Material Adverse Effect on the Seller.

            3.4 Outstanding Capital Stock. The authorized and issued shares of capital stock or other ownership interests of each Subsidiary are set forth in
Section 3.4 of Seller's Disclosure Memorandum. Except as set forth in Section
3.4 of Seller's Disclosure Memorandum, as of the Effective Date all issued and outstanding capital stock or other ownership interests of each Subsidiary, and Reorganized Paragon's or any of its Subsidiaries' equity interest in any Investment Entity, will be owned by Reorganized Paragon or a Subsidiary free and clear of any Lien other than Permitted Liens. At the Closing, all of the outstanding shares of capital stock of Reorganized Paragon and the Subsidiaries will be (in the case of Reorganized Paragon as of the Effective Date and after giving effect to the Plan), and Reorganized Paragon's or any of its Subsidiaries' equity interest in any Investment Entity will be, duly authorized and validly issued, fully paid and nonassessable (subject, in the case of the Mabesa Investment Entity, to Seller's obligation to make annual earn-out payments pursuant to the Irrevocable Call Option Agreement, dated January 26, 1996, among International Disposable Products Investments Ltd., PTB International, Inc. and the Seller). Except as set forth in Section 3.4 of Seller's Disclosure Memorandum, at the Closing, no other class of capital stock or other ownership interests of the Subsidiaries will be authorized or outstanding. Upon delivery of and payment for the Purchased Shares at the Closing as herein provided, Reorganized Paragon will convey to the Buyer and/or its designees and assignees good and valid title thereto, free and clear of any Lien.

            3.5 Options or Other Rights. Except for the Warrants to be issued under the Plan and as otherwise set forth in Section 3.5 of Seller's Disclosure Memorandum, as of the Effective Date, there will be no outstanding right, subscription, warrant, call, unsatisfied preemptive right, option or other agreement of any kind to purchase or otherwise to receive from Reorganized Paragon or any Subsidiary any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of Reorganized Paragon or any Subsidiary or, to the knowledge of the Seller, any Investment Entity, and there will be no outstanding security of any kind of Reorganized Paragon or any Subsidiaries convertible into any such capital stock.

            3.6 Authority Relative to This Agreement. Except for any required approvals of the Bankruptcy Court, the Seller has all necessary corporate power and authority to execute and deliver this Agreement and, assuming the satisfaction of the conditions set forth in Section 7, to perform its obligations hereunder. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery hereof by the Buyer and upon receipt of any required approval of the Bankruptcy Court) will constitute the legal, valid and binding obligation of the Seller (including Reorganized Paragon) enforceable against the Seller (including Reorganized Paragon) in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

            3.7 SEC Documents. Since December 27, 1998, Seller has filed with the Securities and Exchange Commission (the "SEC") all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC thereunder (the "SEC Documents;" the SEC Documents filed since December 27, 1998 and prior to the date of this Agreement are referred to as the "Identified SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents when filed contained, and, when considered as an entirety currently contain, any untrue statement of a material fact or omitted or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            3.8 Financial Statements. The consolidated balance sheets of the Seller and the Subsidiaries as of December 27, 1998 and the related consolidated statements of income, shareholders' equity and changes in financial position for the year then ended, including the notes thereto, certified by Arthur Anderson LLP, independent certified public accountants, which have been delivered to Buyer, set forth the consolidated financial position of the Seller and the Subsidiaries as at such date and the consolidated results of operations of the Seller and the Subsidiaries for such period, in each case in accordance with generally accepted accounting principles consistently applied. (The foregoing consolidated financial statements of the Seller and the Subsidiaries as of December 27, 1998 and for the year then ended are sometimes herein called the "Audited Financials.") The unaudited consolidated balance sheet of the Seller and the Subsidiaries as of September 26, 1999, and the related consolidated statement of income, including the notes thereto, which have been delivered to Buyer, set forth the consolidated financial position of the Seller and the Subsidiaries as at such date and the results of operations of the Seller and the Subsidiaries for the thirty-nine weeks then ended, in each case in conformity with generally accepted accounting principles applied on a basis consistent with that of the Audited Financials (subject to the normal year-end adjustments). The foregoing unaudited consolidated financial statements of the Seller and the Subsidiaries as of September 26, 1999 and for the thirty-nine weeks then ended are sometimes herein called the "Interim Financials," the consolidated balance sheet included in the Interim Financials is sometimes herein called the "Balance Sheet" and September 26, 1999 is sometimes herein called the "Balance Sheet Date". To the knowledge of the Seller, except as fully reflected in the Interim Financial Statements, the Seller and the Subsidiaries do not have any direct or indirect indebtedness, liability, Claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, of any kind ("Liabilities") except for (a) liabilities that will be fully discharged in the Case at the Effective Date, (b) liabilities arising after the Petition Date reflected on the Balance Sheet or described in Seller's Disclosure Memorandum or in the notes to the Audited Financials or Interim Financials, and (c) liabilities that have arisen since the Balance Sheet Date in the ordinary course of business of the Seller and the Subsidiaries and that are similar in nature and amount to the liabilities that arose during the comparable period of time in the immediately preceding fiscal period.

            3.9 No Material Adverse Change. Except as set forth in Section 3.9 of Seller's Disclosure Memorandum, since September 26, 1999 there has been no change, event or occurrence which has had a Material Adverse Effect on the Seller, and to the knowledge of the Seller no such change, event or occurrence is threatened, nor has there been any damage, destruction or loss which could have or has had a Material Adverse Effect on the Seller, whether or not covered by insurance.

            3.10 Taxes.

                  (a) Except as set forth in Section 3.10(a) of Seller's Disclosure Memorandum, the Seller and each Subsidiary have timely filed (after giving effect to any extensions of the time to file which were obtained) prior to the date of this Agreement, and will file prior to the Closing Date, all material returns required to be filed prior to the date of this Agreement or the Closing Date, as the case may be, with respect to all federal, state, local, foreign and other taxes, together with interest and penalties thereon ("Taxes") for periods ending on or after February 3, 1993, and such returns are true, correct and complete; and the Seller and each Subsidiary has paid or will pay (or the Seller has paid or will pay on its behalf), or has or will set up (or the Seller will set up on its behalf) an adequate reserve for the payment of, all material Taxes required to be paid by the Seller or any of the Subsidiaries on or before the Closing Date.

                  (b) Except as set forth in Section 3.10(b) of Seller's Disclosure Memorandum, none of the Seller or any Subsidiary has filed or entered into any election, consent or extension agreement that extends any applicable statute of limitations, which statute of limitations has not expired.

                  (c) Except as set forth in Section 3.10(c) of Seller's Disclosure Memorandum, and except as could not reasonably be expected to have a Material Adverse Effect on the Seller, (i) none of the Seller, any Subsidiary or, to the Seller's knowledge, any group of which the Seller or any Subsidiary is a member, is a party to any action or proceeding pending or, to the Seller's knowledge, threatened by any Governmental Authority for assessment or collection of Taxes, and (ii) no audit or investigation of the Seller or any Subsidiary by any Governmental Authority is pending or, to the Seller's knowledge threatened.

                  (d) None of the Seller nor any of the Subsidiaries (i) is a party to, is bound by, or is under any obligation under any Tax sharing or similar agreement that includes any other person, or (ii) will be required to pay any Taxes attributable to any corporation (other than the Seller or any of the Subsidiaries) that is a member of any group of affiliated corporations that file consolidated returns for Federal income tax purposes of which the Seller or any of the Subsidiaries was a member before the Closing Date by reason of Treas. Reg. ss. 1.1502-6 or any comparable provision of state, local or foreign Law that provides for joint or several liability, in whole or in part, in each case except to the extent that the Seller is indemnified for such Taxes by any person other than the Subsidiaries.

                  (e) Except as could not reasonably be expected to have a Material Adverse Effect on the Seller, none of the Seller or any of the Subsidiaries has entered into or is bound by any closing agreement that could affect their Taxes for periods ending after the Closing Date.

                  (f) Except as previously disclosed in Tax returns made available to Buyer or as set forth in Section 3.10(f) of Seller's Disclosure Memorandum, none of the Seller or any of the Subsidiaries has agreed to or, to the knowledge of Seller, is required to make any adjustments under section 481(a) of the Code by reason of a change in accounting method or otherwise.

                  (g) To the knowledge of Seller, except as set forth in Section 3.10(g) of Seller's Disclosure Memorandum, and except as could not reasonably be expected to have a Material Adverse Effect on the Seller, no gain or loss from deferred intercompany transactions or excess loss accounts of the Seller or any of the Subsidiaries will be triggered by the transactions contemplated by this Agreement.

                  (h) The Seller and the Subsidiaries have not at any time consented under Section 341(f)(1) of the Code to have the provisions of Section 341(f)(2) of the Code apply to any sale of its capital stock.

                  (i) Except as set forth in Section 3.10(i) of Seller's Disclosure Memorandum and except as could not reasonably be expected to have a Material Adverse Effect on the Seller, none of the Seller or any of the Subsidiaries has been or is in violation of any applicable law relating to the payment or withholding of Taxes, and each of them has duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over.

                  (j) The Seller has made available to Buyer true and complete copies of all Tax returns of the Seller and the Subsidiaries, together with all related examination reports and statements of deficiency, and true and complete copies of the portion of all other Tax returns relating to the activities of Seller and the Subsidiaries, together with all related examination reports and statements of deficiency.

            3.11 Compliance with Laws. Except as set forth in Section 3.11 of Seller's Disclosure Memorandum, to the knowledge of Seller, neither the Seller nor any of the Subsidiaries nor any of the Investment Entities is in violation of any applicable order, judgment, injunction, award, decree or writ (collectively, "Orders"), or any applicable law, statute, code, ordinance, regulation or other requirement (collectively, "Laws") (including Orders or Laws that affect the use, occupancy and operation of any real property assets of the Seller or any of the Subsidiaries), of any government or political subdivision thereof, whether Federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any insurance company or fire rating and any other similar board or organization or other non-governmental regulating body (to the extent that the rules, regulations or orders of such body have the force of law) or any court or arbitrator (collectively, "Governmental Bodies") (but not including, however, Safety and Environmental Laws, which are addressed in Section 3.14, Tax Laws, which are addressed in Section 3.10, and Laws relating to Benefit Plans, which are addressed in Section 3.20), and to the knowledge of Seller, none of the Seller or any of the Subsidiaries or any of the Investment Entities has received notice that any such violation is being or may be alleged.

            3.12 Permits. The Seller and the Subsidiaries have all licenses, permits, exemptions, consents, waivers, authorizations, rights, certificates of occupancy, franchises, orders or approvals of, and have made all required registrations with, any Governmental Body that are required for the conduct of the business of, or the intended use of any properties of, the Seller or any of the Subsidiaries (collectively, "Permits"), not including, however, Permits relating to compliance with Safety and Environmental Laws, which are addressed in Section 3.14, and no suspension or cancellation of any of the Permits is pending or, to the knowledge of the Seller, threatened, except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, could not have a Material Adverse Effect on the Seller (Permits other than those excluded by the foregoing exception being the "Material Permits"). Except as set forth in Section 3.12 of the Seller's Disclosure Memorandum, to the knowledge of Seller, no action by the Seller, Reorganized Paragon, any Subsidiary, or the Buyer is required in order that all Material Permits will remain in full force and effect following the consummation of the Contemplated Transactions.

            3.13 No Breach.

                  (a) The execution and delivery of this Agreement by the Seller does not, and, assuming approval of this Agreement and confirmation of the Plan by the Bankruptcy Court, the consummation of the Plan, and the performance of this Agreement by Seller (including Reorganized Paragon) will not:

                  (i) conflict with or violate any provision of any Certificate of Incorporation or by-laws of the Seller or Reorganized Paragon (to the extent that such document is then governing such entity) or any equivalent organizational documents of any Subsidiary;

                  (ii) conflict with or violate any Law applicable to the Seller or Reorganized Paragon or any Subsidiary or by which any property or asset of the Seller, Reorganized Paragon or any Subsidiary is or may be bound or affected, except for any such conflicts or violations that, individually or in the aggregate, could not have a Material Adverse Effect on the Seller; or

                  (iii) assuming that all Required Consents (as defined in Section 3.13(b)) have been obtained or deemed by operation of the Plan or the Confirmation Order to have been given, result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than a Permitted Lien, on any property or asset of the Seller, Reorganized Paragon or any Subsidiary under any note, bond, mortgage, indenture, contract, agreement, commitment, lease, license, permit, franchise or other instrument or obligation (collectively, "Contracts") to which the Seller or any Subsidiary is a party or by which any of them or their assets or properties is or may be bound or affected, except for such breaches, defaults or other occurrences which, individually or in the aggregate, could not have a Material Adverse Effect on the Seller.

                  (b) Section 3.13(b) of Seller's Disclosure Memorandum identifies each Contract to which the Seller or any Subsidiary is a party or by which any of them or their assets or properties is or may be bound or affected in respect of which a Required Consent must be obtained. For purposes hereof, a "Required Consent" means any consent under a Contract required so that the execution, delivery and/or performance by the Seller of this Agreement, the consummation of the Contemplated Transactions, and the assumption and/or continued enforcement thereof by Reorganized Paragon will not result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, such Contract, or result in the creation of a Lien, other than a Permitted Lien, on any property or asset of the Seller, Reorganized Paragon or any Subsidiary except where the failure to obtain any such consent or consents could not, individually or in the aggregate, have a Material Adverse Effect on the Seller. For purposes hereof, the Seller shall be deemed to have obtained a Required Consent if, and to the extent that, pursuant to the Plan and the Confirmation Order the Seller is authorized to assume the Contract pursuant to section 365 of the Bankruptcy Code.

            3.14 Environmental Matters.

                  (a) Except as disclosed in the Identified SEC Documents, the Seller and the Subsidiaries are and have been in compliance with all applicable Safety and Environmental Laws, which compliance includes the possession of permits and governmental authorizations required under applicable Safety and Environmental Laws ("Environmental Permits") and compliance with the terms and conditions thereof, except where such non-compliance would not result in a Material Adverse Effect on Seller (Environmental Permits other than those excluded by the foregoing exception being the "Material Environmental Permits").

                  (b) Except as disclosed in the Identified SEC Documents or as will be discharged on the Effective Date, there are no Claims brought pursuant to any Safety or Environmental Law pending or, to the knowledge of Seller, threatened against Seller or any Subsidiary that could reasonably be expected to result in a Material Adverse Effect on Seller.

                  (c) Except as disclosed in the Identified SEC Documents, the real properties presently or to the knowledge of Seller formerly owned, leased or operated by the Seller or the Subsidiaries (including groundwater under such real properties) (the "Real Properties") do not contain any Hazardous Substance other than as permitted under applicable Safety and Environmental Law; provided, however, that with respect to Real Properties formerly owned, leased or operated by the Seller or the Subsidiaries, such representation is limited to the period prior to the disposition of such Real Properties by the Seller or the Subsidiaries.

                  (d) Except as disclosed in the Identified SEC Documents, to the knowledge of Seller, no Hazardous Substance has been disposed of or transported from any of the Real Properties during the time any such Real Property was owned, leased or operated by the Seller or any of the Subsidiaries, except as could not reasonably be expected to have a Material Adverse Effect on the Seller.

                  (e) Except as disclosed in the Identified SEC Documents, to the knowledge of Seller, the Seller and the Subsidiaries have not become obligated, whether by operation of law or through contractual agreement, to indemnify any other person or otherwise to assume liability for any Claim brought pursuant to any Safety and Environmental Law which could reasonably be expected to have a Material Adverse Effect on the Seller.

            3.15 Claims and Proceedings. There are no outstanding Orders of any Governmental Body against or involving the Seller or any of the Subsidiaries which could have a Material Adverse Effect on the Seller or interfere with consummation of the Contemplated Transactions. To the knowledge of the Seller, except as to claims arising prior to the Petition Date that are within the jurisdiction of the Bankruptcy Court and are to be resolved in the Case or by force of the discharge granted to the Seller in connection with the Case, as of the date of this Agreement, there are no actions, causes of action, suits, claims, complaints, demands, litigations or legal, administrative or arbitral proceedings or investigations (collectively, "Claims") (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending, threatened against or involving the Seller or any of the Subsidiaries or any of their properties, owned or leased, which, individually or in the aggregate, could have a Material Adverse Effect on the Seller. There are no claims pending or, to Seller's knowledge, threatened against the Seller or any Subsidiary or Wal*Mart which, if successful, would materially interfere with the Seller's or any Subsidiary's use of the White Cloud trademark in connection with Seller's performance of the White Cloud Arrangement with Wal*Mart. To the knowledge of Seller, there are no Claims pending, or threatened, against any third party which, if successful, would in the reasonable business judgment of Seller evidence a material risk with respect to Seller's use of the White Cloud trademark in connection with Seller's performance of the White Cloud Arrangement with Wal*Mart.

            3.16 Contracts.

                  (a) Section 3.16 of Seller's Disclosure Memorandum sets forth all of the Material Contracts to which the Seller or any of the Subsidiaries is a party or by or to which any of them or any of their properties may be bound or subject (other than those specifically set forth in any other Section of Seller's Disclosure Memorandum or any Material Contracts made available to Buyer as set forth in Section 3.22 hereof); provided; however, in the case of Material Contracts to which the Seller is a party, only those Material

Contracts which have or will be assumed in the Case are set forth in Section
3.16 of Seller's Disclosure Memorandum.

                  (b) There have been delivered or otherwise made available to Buyer true and complete copies of all of the Material Contracts set forth in
Section 3.16 of Seller's Disclosure Memorandum. All of the Material Contracts referred to in the preceding sentence (i) to which the Seller is a party and which are susceptible of assumption, upon the assumption thereof by the Seller pursuant to section 365 of the Bankruptcy Code, are valid and binding upon the Seller and, to Seller's knowledge, the other party or parties thereto in accordance with their terms and (ii) to which any Subsidiary is a party are valid and binding upon such Subsidiary and, to Seller's knowledge, the other party or parties thereto in accordance with their terms. Except as set forth in
Section 3.16(b) of Seller's Disclosure Memorandum or as will be cured upon the assumption of such Material Contract pursuant to section 365 of the Bankruptcy Code, neither the Seller nor any of the Subsidiaries is in default in any material respect under any of such Material Contracts, nor to the knowledge of Seller does any condition exist that with notice or lapse of time or both would constitute such a material default thereunder. To the knowledge of Seller, no parties to any Material Contracts (other than the Seller or any Subsidiary) are in default thereunder in any respect nor does any condition exist that with notice or lapse of time or both would constitute such a default thereunder except where the existence of any such defaults (including the existence of any conditions that with notice or lapse of time would constitute defaults) could not, individually or in the aggregate, have a Material Adverse Effect on the Seller.

            3.17 Tangible Property. To the knowledge of Seller, the facilities, machinery, equipment, furniture, buildings and other improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property material to the business of the Seller or any of the Subsidiaries (the "Tangible Property") are in good operating condition and repair, subject to continued repair and replacement in accordance with past practice, and are suitable for their intended use.

            3.18 Intellectual Property.

                  (a) The Seller or a Subsidiary owns or is licensed or otherwise has the right to (i) with respect to such items that the Seller owns outright, sell, license and dispose of such items, without restriction, and (ii) with respect to such items with respect to which the Seller has a license, use and practice all Copyrights, Patents, Trade Secrets, Trademarks, Internet Assets, Mask Works, Software and other proprietary rights (collectively, the "Intellectual Property") that are material to the businesses of the Seller and the Subsidiaries, the loss or cancellation of which would have a Material Adverse Effect on the Seller.

                  (b) Section 3.18(b) of Seller's Disclosure Memorandum lists
(i) all Intellectual Property (other than unregistered Copyrights and Trademarks and Trade Secrets) owned by the Seller or any of the Subsidiaries, specifying as to each such item, as applicable: (A) the category of Intellectual Property; (B) the jurisdictions in which the item is issued or registered or in which any application for issuance has been filed, including the respective issuance, registration or application number; (C) the date of application, issuance or registration and the expiration date of the item; and (D) with respect to any Trademarks, the class or classes of goods or services on which each such Trademark is or is intended to be used; and (ii) all material licenses, sublicenses and other agreements under which the Seller or any of the Subsidiaries is either a licensor or licensee of any Intellectual Property the cancellation or termination of which could have a Material Adverse Effect on the Seller (the "IP Licences"), specifying as to each such item, as applicable: (A) the category of Intellectual Property, (B) the licensor of such item, (C) the licensee of such item and (D) the term of such license agreement. The Seller heretofore has made available, or has caused the Subsidiaries heretofore to make available, to the Buyer true, correct and complete copies of all material documents evidencing Intellectual Property and IP Licenses (including all modifications, amendments and supplements thereto).

                  (c) None of the Seller, the Subsidiaries or, to the knowledge of Seller, any other party, is in breach of or default under any IP License (i) which will not (in the case of Seller) be cured under section 365 of the Bankruptcy Code pursuant to the Plan or (ii) which breach or default (in the case of either the Seller or the Subsidiaries) could have a Material Adverse Effect on the Seller. As of the Effective Date, each IP License will be valid and in full force and effect.

                  (d) Except as will be satisfied, waived or released in the Kimberly-Clark Settlement or the Procter & Gamble Settlement, no Claim is pending or, to the knowledge of the Seller, threatened, that challenges the validity, enforceability, ownership of or right (i) in the case of Intellectual Property owned by the Seller, to sell, license or dispose of any item of Intellectual Property, or (ii) in the case of the IP Licenses, the right to use or practice any item of Intellectual Property, nor to the knowledge of the Seller, are there any valid grounds for any such Claim.

                  (e) Except as will be released, satisfied or waived in the Kimberly-Clark Settlement or the Procter & Gamble Settlement, to the knowledge of the Seller, no item of Intellectual Property is subject to any outstanding Order, Contract or Claim restricting in any manner the use or the licensing thereof by the Seller or any of the Subsidiaries.

                  (f) Except for issues resolved by the Kimberly-Clark Settlement and the Procter & Gamble Settlement, to the knowledge of Seller, neither the Seller nor any of the Subsidiaries has infringed upon or otherwise violated the intellectual property rights of third parties or, except as set forth in Section 3.18(f) of Seller's Disclosure Memorandum, has received or has been the subject of any Claim, charge or notice alleging any such infringement or other violation which infringement, violation, alleged infringement or alleged violation could have a Material Adverse Effect on the Seller. To the knowledge of the Seller, the continued operation of the businesses of the Seller and the Subsidiaries as presently conducted will not infringe upon or otherwise violate any intellectual property rights of third parties, in a manner that could result in a Material Adverse Effect on the Seller.

                  (g) Neither Seller nor any of the Subsidiaries is in default under any provisions of the Kimberly-Clark Settlement or the Procter & Gamble Settlement.

                  (h) To the knowledge of Seller, the Seller or one of the Subsidiaries has the exclusive right to file, procure and maintain all applications and registrations with respect to the Intellectual Property owned by the Seller or any of the Subsidiaries.

                  (i) To the knowledge of Seller, all Patents and registered Trademarks and Copyrights held by the Seller or any of the Subsidiaries are presumed valid and subsisting. The Seller and the Subsidiaries have taken all necessary action to maintain and, in the case of Trade Secrets, protect each item of Intellectual Property owned or used by the Seller or any of the Subsidiaries.

            3.19 Title to Properties. The Seller and the Subsidiaries (a) have good and marketable title in fee simple to all real property owned by them (as reflected in the Identified SEC Documents) and valid leasehold interests in all leased real property leased by them (as reflected in the Identified SEC Documents), and (b) own outright and have good title to all of their properties, including all of the assets reflected on the Balance Sheet, free and clear of any Lien, except in the case of each of clauses (a) and (b) hereof for (i) Liens which will be released pursuant to the Plan; (ii) properties disposed of, or subject to purchase or sales orders, in the ordinary course of business since the Balance Sheet Date; (iii) Liens securing Taxes, assessments, governmental charges or levies, or the claims of materialmen, carriers, landlords and like persons, all of which are not yet due and payable or are being contested in good faith, so long as such contest does not involve any substantial danger of the sale, forfeiture or loss of any assets which individually or in the aggregate are material to Seller; (iv) Liens securing Reorganized Paragon's obligations to its lenders in respect of the Exit Financing and (v) Liens set forth in Section
3.19 of Seller's Disclosure Memorandum (the Liens described in clauses (i) through (v) above being "Permitted Liens").

            3.20 Employee Benefit Plans.

                  (a) Section 3.20 of Seller's Disclosure Memorandum contains a true and complete list of each "material employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, welfare benefit, collective bargaining, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other material arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any employee or former employee of the Seller or any of the Subsidiaries has any present or future right to benefits or under which the Seller or any of the Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Benefit Plans."

                  (b) With respect to each Benefit Plan, the Buyer has made available to the Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by Seller to its employees concerning the extent of the benefits provided under a Benefit Plan; and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorney's response to an auditor's request for information.

                  (c) (i) Each Benefit Plan has been established and administered in all material respects in accordance with its terms, and in material compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) to the knowledge of the Seller, no event has occurred and no condition exists that would subject the Seller or any of the Subsidiaries, either directly or by reason of its affiliation with any Commonly Controlled Entity (defined as any organization which is a member of a controlled group of organizations within the meaning of Code section 414(b),
(c), (m) or (o)), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iii) to the knowledge of the Seller, no "prohibited transaction" (as such term is defined in ERISA section 406 and Code section 4975) has occurred with respect to any Benefit Plan; (iv) each Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (v) each Benefit Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (vi) except as provided in the TEEP Plan, for each Benefit Plan that is a "welfare plan" within the meaning of ERISA section 3(1), neither the Seller nor any of the Subsidiaries has nor will have any liability or obligation under any plan which provides medical or death benefits with respect to current or former employees of the Seller beyond their termination of employment (other than coverage mandated by law); and (vii) no Benefit Plan is subject to Title IV of ERISA.

                  (d) With respect to any Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Seller's knowledge, threatened, and no facts or circumstances exist that could give rise to any such actions, suits or claims which individually or in the aggregate could have a Material Adverse Effect on the Seller.

                  (e) Except as set forth in Section 3.20(e) of the Seller's Disclosure Memorandum, no Benefit Plan exists that provides for, or to the Seller's knowledge could result in, the payment to any present or former employee of any Seller or any of the Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of any Seller as a result of the transaction contemplated by this Agreement.

                  (f) With respect to each Benefit Plan, there are no funded post-petition benefit obligations for which contributions have not been made or properly accrued and there are no unfunded post-petition benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the Audited Financials except for such unfunded post-petition benefit obligations as could not, individually or in the aggregate, have a Material Adverse Effect on the Seller.

            3.21 Employee Relations. None of the Employees is represented by a union, and to the knowledge of the Seller no union organizing efforts are now being conducted. Neither the Seller nor any of the Subsidiaries has at any time during the last three years had, nor to the knowledge of any of the Seller, is there now threatened, a strike, picket, work stoppage, work slowdown or other labor dispute.

            3.22 Insurance. Seller has heretofore made available for inspection to Buyer true and correct copies of all policies or binders of fire, liability, product liability, worker's compensation, directors and officers liability, vehicular and other insurance held by or on behalf of the Seller or any of the Subsidiaries and which are presently in effect. Such policies and binders are valid and binding in accordance with their terms, are in full force and effect, and, to the knowledge of Seller, insure against risks and liabilities to an extent and in a manner customary in the industries in which the Seller and the Subsidiaries operate. Neither the Seller nor any of the Subsidiaries has received any notice of cancellation or non-renewal of any such policy or binder.

            3.23 Company Products. Except as set forth in Section 3.23 of Seller's Disclosure Memorandum, to the knowledge of Seller, there are no statements, citations or decisions by any Governmental Body specifically stating that any Company Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Body. Except as set forth in Section 3.23 of Seller's Disclosure Memorandum, there have been no recalls ordered by any such Governmental Body with respect to any Company Product. Except as set forth in Section 3.23 of Seller's Disclosure Memorandum, to the knowledge of any of the Seller, there is no (a) fact relating to any Company Product that may impose upon the Seller or any of the Subsidiaries a duty to recall any Company Product or a duty to warn customers of a defect or of any Hazardous Substance in any Company Product, (b) latent or overt design, manufacturing or other defect in any Company Product, (c) Company Product, the reasonably foreseeable use of which may expose any person to any Hazardous Substance or (d) material liability for warranty claims or returns with respect to any Company Product not fully reflected on the Audited or Interim Financials.

            3.24 Operations of the Company. Except as set forth in Section 3.24 of Seller's Disclosure Memorandum or as contemplated by this Agreement, since June 27, 1999 neither the Seller nor any of the Subsidiaries has:

                  (a) waived any material right under any Material Contract or other agreement of the type required to be set forth in Seller's Disclosure Memorandum;

                  (b) made any material change in its accounting methods or practices or made any material change in depreciation or amortization policies or rates adopted by it;

                  (c) materially changed any of its business policies, including advertising, investment, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies;

                  (d) except for inventory or equipment in the ordinary course of business, sold, abandoned or made any other disposition of any of its properties or assets or made any acquisition of all or any part of the properties, capital stock or business of any other person;

                  (e) terminated or failed to renew, or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Material Contract or other agreement that is or was material to the properties, business, prospects, results of operations or financial condition of the Seller and its Subsidiaries;

                  (f) entered into any Material Contract; or

                  (g) engaged in any other material transaction other than in the ordinary course of business.

            3.25 Projections. The projections relating to operations of the Seller and the Subsidiaries dated September 7, 1999 (the "Projections"), heretofore delivered by the Seller to the Buyer, have been prepared in good faith on a reasonable basis. The assumptions on which the Projections are based are consistent with past practices (including accounting practices) of the Seller and the Subsidiaries and with historical conditions applicable to the business of the Seller and the Subsidiaries. Except as set forth in Section 3.25 of the Seller's Disclosure Memorandum, to Seller's knowledge there is nothing to indicate that the Projections or the assumptions upon which they are based are not reasonable.

            3.26 Inventories. Since the Balance Sheet Date, the Inventories related to the Seller's and its Subsidiaries' business have been maintained in the ordinary course of business. After giving effect to any applicable reserves, all of the Inventories recorded on the Balance Sheet consist of, and all Inventories related to the business on the Closing Date will consist of, items of a quality usable or saleable in the normal course of the business consistent with past practices and are and will be in quantities reasonable for the normal operation of such business in accordance with past practice.

      3.27 Receivables. All Accounts Receivable (other than receivables collected since the Balance Sheet Date) reflected on the Balance Sheet are valid and fully collectible in the aggregate amount thereof, subject to trade discounts, less any applicable reserves recorded on the Balance Sheet. All Accounts Receivable arising out of or relating to the business at the Balance Sheet Date have been included in the Balance Sheet, in accordance with GAAP applied on a consistent basis.

            4. Representations and Warranties of the Buyer. Buyer represents and warrants to the Seller as follows:

            4.1 Due Organization and Authority. Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction under which it was organized and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being and as heretofore conducted.

            4.2 Authority to Execute and Perform Agreement. Buyer has the full legal right and power and all authority and approvals required to enter into, execute and deliver this Agreement and each and every agreement and instrument contemplated hereby to which Buyer is or will be a party and to perform fully its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Buyer, and on the Closing Date each and every agreement and instrument contemplated hereby to which Buyer is a party will be duly executed and delivered by Buyer and (assuming due execution and delivery hereof and thereof by the other parties hereto and thereto) this Agreement and each such other agreement and instrument will be valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms. The execution and delivery by Buyer of this Agreement and each and every other agreement and instrument contemplated hereby to which Buyer is a party, the consummation of the transactions contemplated hereby and thereby and the performance by Buyer of this Agreement and each such other agreement and instrument in accordance with their respective terms and conditions will not (a) violate any provision of Buyer's governing or organizational documents; (b) except for filings or approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder (the "HSR Act"), and the Investment Canada Act and the Competition Act of Canada (together, the "Canadian Acts"), if applicable, require Buyer to obtain any consent, approval, authorization or action of, or make any filing with or give any notice to, any Governmental Body or any other person; (c) violate, conflict with or result in the breach of any of the terms and conditions of, result in a material modification of the effect of, otherwise cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which Buyer is a party or by or to which Buyer or any of its properties is or may be bound or subject; or (d) violate any Law or Order of any Governmental Body applicable to Buyer.

            4.3 Purchase for Investment. Buyer is purchasing the Purchased Shares for its own account for investment and not with a view to public resale or distribution thereof.

            4.4 Plan Acknowledgment. The Plan in the form attached hereto as Exhibit C is satisfactory to Buyer in all material respects.

            4.5 Financing. At the Closing, the Buyer, together with its designees and assignees, considered together, will have the financial ability to purchase the Purchased Shares. The Buyer has delivered true and correct copies of commitments that it has heretofore received from potential assignees, which commitments have not been withdrawn or modified as of the date of this Agreement.

      5. Covenants and Agreements.

            5.1 Conduct of Business. From the date hereof through the Closing Date, the Seller agrees that it (a) shall conduct its (and shall cause its Subsidiaries to conduct their) business in the ordinary course and, without the prior written consent of the Buyer, not to undertake any of the actions specified in Section 3.24; (b) shall (and shall cause its Subsidiaries to) use commercially reasonable efforts to preserve intact its business relationships with third parties and (c) shall conduct its (and shall cause its Subsidiaries to conduct their) business in a manner such that the representations and warranties contained in Article 3 shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date. The Seller shall give the Buyer prompt notice of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of (i) any representation or warranty, whether made as of the date hereof or as of the Closing Date, or (ii) any covenant of Seller contained in this Agreement.

            5.2 Corporate Examinations and Investigations. Prior to the Closing Date, the Seller agrees that the Buyer shall be entitled, through their employees and representatives, including, without limitation, Paul, Weiss, Rifkind, Wharton & Garrison, Kenyon & Kenyon, and KPMG Peat Marwick (collectively, the "Representatives"), to make such investigation of the properties, businesses and operations of the Seller and the Subsidiaries, and such examination of the books, records and financial condition of the Seller and the Subsidiaries, as they wish. Any such investigation and examination shall be conducted at reasonable times and under reasonable circumstances, and the Seller shall, and shall cause the Subsidiaries to, cooperate fully therein. No investigation by the Buyer shall diminish or obviate any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement. In order that the Buyer may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as they may wish of the affairs of the Seller and the Subsidiaries, the Seller shall make available and shall cause the Subsidiaries to make available to the Representatives during such period all such information and copies of documents concerning the affairs of the Seller and the Subsidiaries as the Representatives may reasonably request, shall permit the Representatives reasonable access to the properties of the Seller and the Subsidiaries and all parts thereof including access for the purpose of conducting sampling of the air, soil, surface water and groundwater and shall cause their officers, Employees, consultants, agents, accountants and attorneys to cooperate fully with the Representatives in connection with such review and examination. The Seller shall make reasonably available and shall cause the Subsidiaries to make reasonably available to the Representatives during such period all reports, assessments, audits, reviews, plans, analyses and other documents or correspondence in the possession or control of the Seller or any of the Subsidiaries relating to the condition of the Environment, the effect of the operations of the Seller or any of the Subsidiaries on the Environment or the compliance of the Seller or any of the Subsidiaries with Safety and Environmental Laws. If this Agreement terminates, (a) the Buyer shall keep confidential and shall not use in any manner any information or documents obtained from the Seller or the Subsidiaries concerning their properties, businesses and operations, unless (i) use or disclosure of such information or documents shall, based on the advice of its legal counsel, be required by applicable Law or Order of any Governmental Body, (ii) use or disclosure of such information or documents is reasonably required, based on the advice of its legal counsel, in connection with any Claim against or involving the Buyer or
(iii) such information or documents are readily ascertainable from public or published information or trade sources (other than information known generally to the public as a result of a violation of this Section 5.2) or are already known or subsequently developed by the Buyer independently of any investigation of the Seller or the Subsidiaries; and (b) any documents obtained from the Seller or the Subsidiaries and all copies thereof shall be returned.

            5.3 Publicity. The parties will cooperate in the issuance of any press releases or otherwise in making any public statements with respect to the Contemplated Transactions. The parties further agree that no publicity release or public statement or public communication concerning this Agreement or the Contemplated Transactions shall be made without written advance approval thereof by the Seller and Buyer, which approval shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may, upon the advice of counsel, be required by law or any listing agreement with any national securities exchange.

            5.4 Expenses. Subject to the occurrence of the Closing hereunder, Reorganized Paragon shall bear the reasonable out-of-pocket expenses incurred by each party (including any assignee of the Buyer), in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including the reasonable fees and expenses of agents, representatives, counsel and accountants.

            5.5 Brokerage. The Seller represents and warrants to Buyer that, except for The Blackstone Group LP, no broker, finder, agent or similar intermediary (a "Broker") has acted on behalf of the Seller or any of the Subsidiaries in connection with this Agreement or the Contemplated Transactions, and that, except for a fee to The Blackstone Group LP payable pursuant to a Final Order of the Bankruptcy Court (the "Seller's Fee") there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Seller or any of the Subsidiaries, or any action taken by the Seller or any of the Subsidiaries. Buyer shall have no responsibility to pay the Seller's Fee.

            5.6 Required Consents. The Seller shall use commercially reasonable best efforts, prior to the Closing, to obtain all Required Consents and undertake all actions required pursuant to the Required Consents. Buyer shall not incur or be liable for any expenses, costs or obligations in connection therewith.

            5.7 Permit Transfers. The Seller shall use commercially reasonable best efforts, at and as of the Closing, to cause the transfer, reissuance or modification of any Material Permits or Material Environmental Permits to the extent that such is required to cause the Material Permits and Material Environmental Permits to remain in full force and effect in the possession of Reorganized Paragon or any of the Subsidiaries, as the case may be, after the Closing. Buyer shall not incur or be liable for any expenses, costs or obligations in connection therewith.

            5.8 Further Assurances. Each of the parties shall execute such Documents and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the Contemplated Transactions. Each such party shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions to the Closing set forth in Articles 6 and 7.

            5.9 Bankruptcy Covenants.

                  (a) The Seller shall promptly provide the Buyer with (i) proposed final drafts of all documents, motions, orders, filings or pleadings that the Seller proposes to file with the Bankruptcy Court which relate to the consummation or approval of the Plan, this Agreement or any provision therein or herein, and will provide the Buyer with reasonable opportunity to review such filings and (ii) copies of any written objections to the Plan or Disclosure Statement.

                  (b) In the event an appeal is taken, or a stay pending appeal is requested or reconsideration is sought, from either the Confirmation Order or the Order of the Bankruptcy Court approving the Disclosure Statement, the Seller shall promptly after becoming aware thereof notify the Buyer of such notice of appeal, request for a stay pending appeal or motion for reconsideration. The Seller shall also provide the Buyer with written notice (and copies) of any other or further notice of appeal, motion or application filed in connection with any appeal from or application for reconsideration of, either of such orders and any related briefs.

            5.10 Calculation of Cash Deficit and Cash Excess; Net Working
Capital.

                  (a) For purposes of determining the principal amount of the New Notes to be issued under the Plan, the Cash Deficit and Cash Excess shall be determined as of the Measuring Date and shall be adjusted upward or downward, as the case may be, by (1) the amount by which the liabilities listed on Schedule
5.10 hereto are greater or less on the Measuring Date than the amounts set forth on Schedule 5.10 hereto and (2) any change in Seller's Net Working Capital from June 27, 1999. As used herein, the "Measuring Date" shall mean the last day of the fiscal month immediately preceding the fiscal month in which the Closing occurs, unless the Buyer and Seller agree to use a different date.

                  (b) Seller's Net Working Capital as of the Measuring Date (the "Measuring Date Working Capital"), will be calculated using the balance sheet (the "Measuring Date Balance Sheet"), substantially in the form attached hereto as Exhibit D, prepared by Seller in accordance with past practice and with the consultation and full participation of Buyer and as of the close of business on the Measuring Date. The Measuring Date Balance Sheet together with the calculation of the Measuring Date Net Working Capital shall be certified by the Seller's chief financial officer as having been prepared in accordance with the terms of this Agreement. The Measuring Date Balance Sheet shall (a) fairly present in all material respects the consolidated financial position of the Seller and the Subsidiaries as at the close of business on the Measuring Date in accordance with GAAP applied on a basis consistent with those used in the preparation of the Balance Sheet (but shall not include the footnotes and other disclosures normally required by GAAP), (b) include line items substantially consistent with those in the Balance Sheet, and (c) be prepared in accordance with accounting policies and practices consistent with those used in the preparation of the Balance Sheet (including calculating reserves in accordance with the same methodology used to calculate such reserves in preparation of the Balance Sheet).

                  (c) Simultaneously with the delivery of the Measuring Date Balance Sheet, Seller will also prepare with the consultation and full participation of the Buyer and cause to be delivered to Buyer a calculation of the Cash Deficit or Cash Excess as of the Measuring Date (the "Measuring Date Statement"), in the form attached hereto as Exhibit E, together with a certificate from its chief financial officer certifying that the Measuring Date Statement has been prepared in accordance with the terms of this Agreement, and a schedule based on such Measuring Date Statement setting forth Seller's calculation of the projected Cash Deficit or Cash Excess as of the Measuring Date (the "Measuring Date Costs").

                  (d) Buyer and Seller agree that they will, and agree to cause their respective employees to, cooperate in good faith and assist in the preparation of the Measuring Date Statement and Measuring Date Balance Sheet and the calculation of Measuring Date Working Capital and Measuring Date Costs and in the conduct of the audits, reviews and negotiations referred to in this Section, including without limitation, making available their books, records, work papers and personnel.

      6. Conditions Precedent to the Obligation of the Buyer to Close. The obligation of Buyer to enter into and complete the Closing is subject, at the option of Buyer acting in accordance with the provisions of Article 11 with respect to termination of this Agreement, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Buyer:

            6.1 Representations and Covenants. All representations and warranties of the Seller contained in this Agreement (disregarding all qualifications and exceptions contained therein related to materiality) shall be true in all respects on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except for such breaches that, individually or in the aggregate, would not have a Material Adverse Effect on the Seller. The Seller shall have performed and complied in all respects with all covenants and agreements required by this Agreement to be performed or complied with by the Seller on or prior to the Closing Date, except for such breaches that, individually or in the aggregate, would not have a Material Adverse Effect on the Seller. The Seller shall have delivered to Buyer a certificate, dated the date of the Closing and signed by the Seller, to the foregoing effect.

            6.2 Consents and Approvals. All Required Consents shall have been obtained or deemed by operation of the Plan and/or the Confirmation Order to have been given and shall be in full force and effect, and Buyer shall have been furnished with evidence reasonably satisfactory to it that each such Required Consent has been either (i) expressly granted, or (ii) deemed, by operation of the Plan and/or the Confirmation Order, to have been given.

            6.3 Opinion of Counsel to the Seller. The Buyer shall have received the opinion of bankruptcy counsel to the Seller, dated the date of the Closing, addressed to Buyer, in the form of Exhibit A.

            6.4 HSR Act Filing; Canada Acts. Any person required in connection with the Contemplated Transactions to file a notification and report form in compliance with, or obtain any consent or approval required under, the HSR Act and/or the Canadian Acts shall have filed such form or requested such consent or approval and the applicable waiting period with respect to each such form (including any extension thereof by reason of a request for additional information) shall have expired or been terminated or the requisite consent or approval required thereby shall have been obtained without any material condition or limitation.

            6.5 No Claims. No Claims shall be pending or, to the knowledge of the Buyer, the Seller or any of the Subsidiaries, threatened, before any Governmental Body (including investigations instituted by the United States Department of Justice or the Federal Trade Commission in connection with antitrust regulations) to restrain or prohibit, or to obtain damages or a discovery order in respect of, this Agreement or the consummation of the Contemplated Transactions or which has had or may have, in the reasonable judgment of the Buyer, a Material Adverse Effect on the Seller.

            6.6 Confirmation Order. The Confirmation Order in form and substance satisfactory to the Buyer, shall have been entered by the Bankruptcy Court and shall not be stayed or reversed, ordered to be reconsidered, or, in any manner not approved by Buyer, amended or modified.

            6.7 Plan Confirmation. The Plan shall have been confirmed by January 15, 2000 and shall have become effective in accordance with its terms. Sections 7.5, 7.6, 9.5 (other than 9.5(b)), 9.6, 9.10, (other than 9.10(a)(ii)), 9.16(a), 9.22, 14.1, 14.2,
14.3, 14.4, 15.4, and any definition of New Notes, New Securities, New Organizational Documents, Wellspring Investment Price, Wellspring Rights Offering, New Notes Amount, Warrants or Rights, of the Plan shall not have been modified or supplemented without the prior consent of the Buyer and the Plan shall otherwise be satisfactory to Buyer in all material respects.

      6.8 Management. Senior management of Reorganized Paragon shall be reasonably acceptable to Buyer (i.e., Reorganized Paragon shall retain at least the previously identified senior management team, with exception of Kevin Higgins and David W. Cole, which team presently includes Seller's present senior management, including those individuals currently covered by the TEEP Plan).

      6.9 No Material Adverse Change. No material adverse change (or event or condition that could result in a material adverse change) shall have occurred in Seller's or any of the Subsidiaries' business, condition (financial or otherwise), prospects, operations, assets or liabilities or in financial markets generally ("Material Adverse Change") between September 26, 1999 and the Effective Date.

      6.10 Overbid Order. The Overbid Order shall remain in full force and effect, and shall not have been stayed, vacated, modified or supplemented without Buyer's prior consent, and the Seller shall have complied with the terms of the Overbid Procedures and Overbid Order.

      6.11 Ordinary Course. Seller shall (and shall have caused its Subsidiaries to) have operated its business in the ordinary course consistent with past practices and substantially consistent with the Projections from September 26, 1999 through the Effective Date.

      6.12 Exit Financing. All conditions precedent to closing and initial borrowing under the Exit Financing (other than the occurrence of the Effective
Date) shall have been satisfied or waived and the Exit Financing shall have been consummated in accordance with the material terms contained in the Financing Commitment Letter and the Exit Financing shall otherwise be reasonably satisfactory in form and substance to the Buyer in all material respects.

      6.13 Settlement Orders. The Kimberly-Clark Settlement Order and Procter & Gamble Settlement Order shall be Final Orders; provided, however, that if such Orders are not Final Orders on the Effective Date they shall be deemed Final Orders upon the occurrence of the Effective Date.

      6.14 Settlements. The Kimberly-Clark Settlement and the Procter & Gamble Settlement (including the licenses provided for therein) shall have been extended through the Effective Date and shall be in full force and effect.

      6.15 Exclusive Period. Seller shall have maintained its exclusive period to file and solicit acceptances of a plan through January 15, 2000, and Seller shall not have either (i) filed with the Bankruptcy Court a chapter 11 plan providing for the acquisition of Seller (or a substantial portion of its ownership or assets) by a person or entity other than Buyer, (ii) sought Bankruptcy Court approval of an acquisition of Seller (or a substantial portion of its ownership or assets) other than by Buyer, or (iii) except as described in the Plan, filed any amendment or modification to the chapter 11 plan for Seller dated August 24, 1999 (the "Standalone Plan") or any other chapter 11 plan providing for an internal reorganization of Seller, or obtained Bankruptcy Court approval of a disclosure statement for the Standalone Plan.

            6.16 PTB Canada. PTB Canada shall have retained $200,000, or such lesser amount as is required to satisfy its potential liabilities. (It is understood that PTB Canada shall dividend any excess cash to Seller for distribution pursuant to the Plan).

            6.17 Other Documents. The form and substance of each of the New Notes (whose material terms shall include, among other things, substantially the same terms as the material terms contained in Appendix 1), New Note Indenture (whose material terms shall include, among other things, substantially the same terms as the material terms contained in Appendix 1), Restated Bylaws, Restated Certificate of Incorporation, Registration Rights Agreement and Warrants, shall be satisfactory to Buyer in all material respects and all conditions precedent to the issuance by Reorganized Paragon of the New Notes and the Warrants other than the Closing hereunder shall have been satisfied.

      7. Conditions Precedent to the Obligation of the Seller to Close. The obligation of the Seller to enter into and complete the Closing is subject, at the option of the Seller acting in accordance with the provisions of Article 11 with respect to termination of this Agreement, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Seller:

            7.1 Representations and Covenants. The representations and warranties of the Buyer contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date. Buyer shall have delivered to the Seller a certificate, dated the date of the Closing and signed by an officer of Buyer, to the foregoing effect.

            7.2 Certain Consents and Approvals. The Required Consents shall have been obtained or deemed by operation of the Plan and/or the Confirmation Order to have been given and shall be in full force and effect.

            7.3 HSR Act Filing; Canadian Acts. Any person required in connection with the Contemplated Transactions to file a notification and report form in compliance with, or obtain any consent or approval required under, the HSR Act and/or the Canadian Acts shall have filed such form or requested such consent or approval and the applicable waiting period with respect to each such form (including any extension thereof by reason of a request for additional information) shall have expired or been terminated or the requisite consent or approval required thereby shall have been obtained without any material condition or limitation.

            7.4 Confirmation Order. The Confirmation Order shall have been entered by the Bankruptcy Court and shall not be stayed or reversed, ordered to be reconsidered, or, in any manner not approved by Seller, amended or modified.

            7.5 New Securities Issued. All conditions precedent to the issuance of the New Notes and Warrants (other than the Closing hereunder) shall have been satisfied.

      8. Designation of Executory Contracts; Employment Agreements; Confirmation of Overbid Order and Auction.

                  (a) The Buyer will have until thirty days before the Confirmation Hearing to designate in writing the previously nonassumed executory Contracts and unexpired Leases it wishes Seller to assume or reject, in addition to the executory contracts and unexpired leases that Seller shall have identified to the Buyer on or before thirty-five days before the Confirmation Hearing that it intends to assume or reject. The Seller has determined to reject all non-designated, nonassumed executory Contracts and unexpired Leases and to assume all designated executory Contracts and unexpired Leases.

                  (b) Buyer shall use its good faith efforts to agree to mutually acceptable employment terms with the senior management team referred to in Section 6.8 on or before one day before the Disclosure Statement Hearing; provided that if Buyer does not either (a) waive the condition set forth in
Section 6.8 on or prior to the scheduled Closing Date, or (b) agree to such employment terms on or before such date other than as a result of Seller's actions, Buyer shall waive its rights to the Termination Fee.

                  (c) Seller agrees that (i) Buyer's bid is the best bid and that the Bid Deadline has passed and the Auction is concluded and (ii) other than sales to customers in the ordinary course of Seller's and its Subsidiaries' businesses, it shall not seek any higher or better offer for all or any portion of the Seller, its Subsidiaries or any of their respective assets or businesses unless this Agreement is terminated according to its terms.

      9. Monetization. Buyer shall use its best efforts (which shall not require Buyer to commit or expend its own funds) prior to the Effective Date to obtain third party financing for Reorganized Paragon if such third party financing is available on commercially reasonable terms that (i) will not, among other things, materially diminish the value of the New Common Stock and (ii) will not be materially different than the terms of the New Notes, in lieu of all or a portion of the New Notes (the "Monetization"), in each case in the determination of Seller and Buyer. Any Monetization shall be described in the form of a binding commitment delivered to the Seller not later than ten days prior to the Confirmation Hearing. Reorganized Paragon shall distribute the net cash proceeds of such Monetization, if any, pursuant to the Plan on the Effective Date or as soon thereafter as practicable in place of New Notes with a principal amount equal to such net cash proceeds. The Monetization shall not delay the occurrence of the Effective Date if all other conditions to the Effective Date are satisfied.

      10. Survival of Representations and Warranties of the Seller. Notwithstanding any right of the Buyer to investigate fully the affairs of the Seller and the Subsidiaries and notwithstanding any knowledge of facts determined or determinable by the Buyer pursuant to such investigation or right of investigation, the Buyer has the right to rely fully upon the representations, warranties, covenants and agreements of the Seller contained in this Agreement or in any documents delivered pursuant to this Agreement. All representations and warranties of the Seller contained in this Agreement shall terminate on the Closing Date.

      11. Termination of Agreement.

            11.1 Termination. This Agreement may be terminated prior to the Closing as follows:

                  (a) at the election of the Seller, if any one or more of the conditions to the obligation of the Seller to close set forth in Article 7 has not been fulfilled as of the scheduled Closing Date;

                  (b) at the election of the Buyer, if any one or more of the conditions to the obligation of the Buyer to close set forth in Article 6 has not been fulfilled as of the scheduled Closing Date;

                  (c) at the election of the Buyer, if there is any injunction, stay, order, or decree of any nature of any Governmental Body of competent jurisdiction that is in effect that prohibits or materially restrains the consummation of the Contemplated Transactions;

                  (d) at the election of the Seller, if the Buyer has materially breached any representation, warranty, covenant or agreement contained in this Agreement, which breach cannot be or is not cured prior to the scheduled Closing Date;

                  (e) at the election of the Buyer, if the Seller has breached any representation, warranty, covenant or agreement contained in this Agreement, which breach cannot be or is not cured prior to the scheduled Closing Date and which breach(es), individually or in the aggregate, would have a Material Adverse Effect on the Seller;

                  (f) at any time on or prior to the Closing Date, by mutual written consent of the Seller and the Buyer;

                  (g) at any time after February 15, 2000, at the election of the Buyer, if by such date the Effective Date has not occurred; or

                  (h) at any time after January 15, 2000, at the election of Buyer, if by such date the Confirmation Order has not been entered.

      If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 11.2.

            11.2 Survival After Termination; Expense Reimbursement and Termination Fee.

                  (a) If this Agreement terminates pursuant to Section 11.1 and the Contemplated Transactions are not consummated, this Agreement shall become null and void and have no further force or effect except that any such termination shall be without prejudice to the rights of (i) Buyer to receive the damages and payments described in Section 11.2(b) and 11.2(g) or (ii) Seller to seek damages on account of the nonsatisfaction of the conditions set forth in
Article 7 resulting from the material breach or violation of the representations, warranties, covenants or agreements of Buyer under this Agreement. Notwithstanding anything in this

Agreement to the contrary, the provisions of Section 5.2 relating to the obligation of the Buyer to keep confidential and not to use certain information and data obtained by them from the Seller or the Subsidiaries, as the case may be, and to return documents to the Seller or the Subsidiaries, as the case may be, shall remain in full force and effect.

                  (b) The parties agree that if this Agreement is terminated under Section 11.1 for any reason other than (i) the occurrence of a Material Adverse Change, (ii) notwithstanding the reasonable efforts of Seller, the Plan is not confirmed or confirmable by the Bankruptcy Court or not consummated due to, as applicable, (x) failure to obtain the requisite votes accepting the Plan or (y) the Plan's failure to comply with the provisions of the Bankruptcy Code,
(iii) pursuant to Sections 11.1(b), but only if the failure to satisfy such condition is as a result of the non-satisfaction of Section 6.4, which was not the result of the failure by Seller to make any timely filing or provide any required submission or information, 11.1(c) or 11.1(d), or (iv) pursuant to Sections 11.1(g) or 11.1(h), but only if the event specified in such Section has not occurred on or prior to the date giving rise to such termination right (and could not have occurred on or prior to the date of Buyer's termination pursuant thereto) solely as a result of an act of God, the Buyer shall be entitled at its option to either (1) the remedy of specific performance or (2) payment of a $2 million Termination Fee, which shall be in lieu of any Termination Fee provided under the Overbid Order and the Stipulation. Buyer shall not otherwise have the right to a Termination Fee arising from the confirmation of a chapter 11 plan providing for an internal reorganization of Seller.

                  (c) If Buyer elects to receive payment of the Termination Fee (in lieu of specific performance) under Section 11.2(b), such payment, together with the Expense Reimbursement, shall (i) be full consideration for the Buyer's efforts and expenses in connection with this Agreement and the Contemplated Transactions, including the substantial due diligence efforts of the Buyer and its professionals and advisors and (ii) constitute liquidated and agreed damages in respect of this Agreement and the Contemplated Transactions, and Seller and Reorganized Paragon shall have no further obligations under this Agreement or further liability to Buyer. The Buyer and Seller believe that it is impossible to determine accurately the amount of all damages that Buyer would incur by virtue of the failure to proceed with the Contemplated Transactions, and Buyer's sole and exclusive remedy for any such failure shall be to receive payment of the Expense Reimbursement and, at Buyer's election, either specific performance or the Termination Fee. Except as provided in this Section, Buyer shall have no right or remedy against Seller, at law or in equity, by reason of a breach by Seller of its obligation to proceed with the Contemplated Transactions.

                  (d) The Expense Reimbursement and Termination Fee shall constitute first priority administrative expenses of the Seller pursuant to section 503(b) of the Bankruptcy Code.

                  (e) Notwithstanding anything herein to the contrary, in no event shall the aggregate of all damages for which Seller shall have an obligation to compensate Buyer in respect of any Claim or Claims for breach of this Agreement exceed the Termination Fee and Expenses Reimbursement.

                  (f) The Seller acknowledges that the Buyer would not have invested efforts in negotiating and documenting the Contemplated Transactions and incurring duties to pay its

Representatives if the Buyer were not entitled to the Termination Fee plus Expense Reimbursement in accordance with the terms hereof.

                  (g) Seller, after consultation with the Creditors' Committee, the Equity Committee, Procter & Gamble and Kimberly-Clark, hereby acknowledges and reconfirms that the Buyer shall receive the Expense Reimbursement if this Agreement is terminated for any reason, except that Buyer shall only receive the Partial Expense Reimbursement if this Agreement is terminated pursuant to
Section 11.1(d).

                  (h) If this Agreement is terminated by Seller pursuant to
Section 11.1(d), Seller shall set-off the Partial Expense Reimbursement against damages (if any) which it may be awarded by Final Order against Buyer.

      12. Mabesa; Dilution.

                  (a) On the Effective Date, Reorganized Paragon and Buyer shall enter into an option agreement (the "Mabesa Option Agreement") which shall provide that if during the period commencing on the Effective Date and ending on the date which is three hundred and sixty-five days thereafter, Reorganized Paragon determines to cause its Subsidiary to exercise its option (the "Mabesa Option") to acquire up to an additional 34% of the shares of Groupo P.I. Mabe, S.A. de C.V., Buyer shall have the right to invest up to an additional $25 million (the "Mabesa Amount") to be used by Reorganized Paragon for such purpose. The Mabesa Option Agreement will also provide that the if Buyer invests the Mabesa Amount in Reorganized Paragon, upon making such investment, Buyer and those persons who exercise preemptive rights shall acquire additional shares of New Common Stock attributable to the Mabesa Amount (the "Mabesa Shares") at a purchase price per share based on the price per share paid for the Purchased Shares hereunder. The Mabesa Shares will dilute, pro rata, the percentage of New Common Stock that will be issued (x) to Buyer and (y) to Classes 4 and 5 under the Plan. The Mabesa Option Agreement will provide that the investment of the Mabesa Amount will be on terms mutually acceptable to Buyer and Reorganized Paragon and that Buyer reserves the right to fund the exercise of the Mabesa Option in any other economically equivalent manner permitted under applicable law; provided, however, that such investment will be in a form which allows for the exercise of preemptive rights.

                  (b) The New Common Stock to be purchased by Buyer and any New Common Stock purchased pursuant to the Rights Offering shall be subject to pro rata dilution pursuant to Section 12(a) and the Management Incentive Plan.

      13. Miscellaneous.

            13.1 Certain Definitions.

                  (a) Capitalized terms used herein but not otherwise defined herein have the meaning assigned thereto in the Bankruptcy Code or in the Plan, as applicable. In addition to the terms defined above, as used in this Agreement, the following terms have the following meanings:

         "Accounts Payable" means all accounts payable of the Seller and the Subsidiaries, taken as a whole, whether arising under a Contract or otherwise. "Accounts Receivable" means any right to payment for goods sold or leased or for services rendered, whether arising under a Contract or otherwise.

         "Affiliate" means, with respect to any person, any other person controlling, controlled by or under common control with, or the parents, spouse, lineal descendants or beneficiaries of, such person.

         "Auction" has the meaning set forth in the Overbid Order.

         "Bankruptcy Code" means title 11 of the United States Code, as amended from time to time, as applicable to the Case.

         "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure, as amended, promulgated under section 2075 of title 28 of the United States Code, as applicable to the Case.

         "Bid Deadline" has the meaning set forth in the Overbid Order.

         "Business Day" means any day other than a Saturday, Sunday or "legal holiday" as defined in Bankruptcy Rule 9006(a).

         "Cash Deficit" means the amount, if any, by which the amount of (a) Exit Financing Costs and other closing expenses (not to exceed $2 million), Monetization costs, the amount of any proceeds of sales or other dispositions of assets out of the ordinary course consummated after October 14, 1999 (with the exception of the Macon equipment line sale to Groupo P.I. Mabe, S.A. de C.V.), reductions in capital expenditures from the amount included in the Projections (such amount to be determined in consultation with Buyer), the amount of any income tax refunds not included in the Projections, any payments after October 14, 1999 in respect of indebtedness of PMI to Seller in excess of $2.9 million, and Allowed Administrative Claims (exclusive, however, of the Assumed Liabilities listed on Schedule 13.1 hereto), including without limitation all bankruptcy-related professional fees,1 "confirmation bonuses," and paid and estimated pro rated 1999 tax liabilities, (b) Priority Tax Claims and Other Priority Claims, and (c) Priority Claims and Class 2 Claims (secured) paid in cash or reinstated by Reorganized Paragon ((a), (b) and (c), above, collectively, the "Cash Deductions") exceeds cash available for distribution under the Plan on the Effective Date.

         "Cash Excess" means the amount, if any, by which the amount of cash available for distribution on the Effective Date exceeds the Cash Deductions.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Company Products" means all goods manufactured by the Seller or any of its Subsidiaries.

--------
1 Non-ordinary course professionals shall submit an estimate of their total unpaid fees and expenses at least 10 days prior to the date of the Confirmation Hearing.

         "Confirmation Date" means the date that the Confirmation Order is entered by the Bankruptcy Court.

         "Confirmation Hearing" means the hearing held by the Bankruptcy Court pursuant to section 1128 of the Bankruptcy Code on confirmation of the Plan, as such hearing may be adjourned or continued from time to time.

         "Confirmation Order" means the Order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

         "Copyrights" means any foreign or United States copyright registrations and applications for registration thereof, and any non-registered copyrights.

         "Creditors Committee" means the Official Committee of Unsecured Creditors appointed in the Case by the United States Trustee pursuant to section 1102 of the Bankruptcy Code, on or about January 16, 1998, as reconstituted from time to time.

         "DIP Credit Agreement" means that certain Debtor in Possession credit facility approved by the Bankruptcy Court by interim order dated January 21, 1998 and Final Order dated January 30, 1998, as provided under the Revolving Credit and Guaranty Agreement dated as of January 7, 1998, among the Debtor, as borrower, certain subsidiaries of the Debtor, as guarantors, and the DIP Bank Agent, as agent for the lenders thereunder, as amended by the First Amendment, dated January 30, 1998, the Second Amendment, dated March 23, 1998, the Third Amendment, dated April 15, 1998, the Fourth Amendment, dated September 28, 1998, and the Fifth Amendment, dated as of June 14, 1999, and as thereafter amended in accordance with its terms up to and including the Effective Date, or the agreement or other documents evidencing any successor or replacement postpetition financing facility, and all documents related thereto.

         "Disclosure Statement" means the disclosure statement, including all exhibits, appendices and attachments thereto, filed in connection with the Plan and approved by Order of the Bankruptcy Court in accordance with section 1125 of the Bankruptcy Code, as such statement may be amended or supplemented from time to time.

         "Disclosure Statement Hearing" means the hearing held by the Bankruptcy Court to consider approval of the Disclosure Statement, as such hearing may be adjourned or continued from time to time.

         "D&O Insurance" means tail coverage for a period of six years under Seller's existing or comparable directors and officers insurance policy covering its current directors and officers.

         "D&O Insurance Cost" means the cost of the D&O Insurance.

         "Effective Date" means the first Business Day following satisfaction of the conditions precedent to the effectiveness of the Plan specified in the Plan (subject to the terms of this Agreement), unless otherwise waived as provided in the Plan (subject to the terms of this Agreement), or such other date fixed by the Seller upon notice to the Bankruptcy Court.

         "Employee" means any individual employed by the Seller or any of the Subsidiaries.

         "Environment" means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth.

         "Equity Committee" means the Official Committee of Interest Holders appointed in the Case by the United States Trustee pursuant to section 1102 of the Bankruptcy Code, on or about November 2, 1998, as reconstituted from time to time.

         "Exit Financing" means a working capital line of credit for post-Effective Date operations that provides for a committed facility of not less than $75 million (subject to borrowing availability) as of the Effective Date (including the DIP Credit Agreement, if reinstated pursuant to the Plan).

         "Exit Financing Costs" means all fees and expenses payable on or prior to the Effective Date in connection with the Exit Financing pursuant to the Financing Commitment Letter.

         "Expense Reimbursement" has the meaning set forth in the Overbid Order.

         "Final Order" means an order or judgment of the Bankruptcy Court that has not been reversed, stayed, modified or amended and as to which the time to appeal or seek review, rehearing, reargument or certiorari has expired and as to which no appeal or petition for review, rehearing, reargument, stay or certiorari is pending, or as to which any right to appeal or to seek certiorari, review, or rehearing has been waived, or, if an appeal, reargument, petition for review, certiorari or rehearing has been sought, the order or judgment of the Bankruptcy Court that has been affirmed by the highest court to which the order was appealed or from which the reargument, review or rehearing was sought, or certiorari has been denied, and as to which the time to take any further appeal or seek further reargument, review or rehearing has expired.

         "Financing Commitment Letter" means the commitment and/or agreement from financial institutions with respect to a revolver/working capital facility (not for purposes of the Monetization and which would be undrawn on the Effective Date except for purposes of funding the Cash Deficit) of at least $75 million (subject to borrowing availability) that would be available to Reorganized Paragon on the Effective Date. A copy of the Financing Commitment Letter is attached hereto as Exhibit B.

         "Hazardous Substance" means any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any constituent of any such substance or waste regulated under or defined by any Safety and Environmental Law.

         "IRS" means the Internal Revenue Service.

         "Internet Assets" means any internet domain names and other computer user identifiers and any rights in and to sites on the world wide web including rights in and to any text, graphics, audio and video files, and html or other code incorporated in such sites.

         "Inventories" means all of the inventory of the Seller and its Subsidiaries including without limitation: (i) all raw materials, work in process, parts, components, assemblies, supplies and materials used or consumed in the business of the Seller and its Subsidiaries; (ii) all goods, wares and merchandise, finished or unfinished, held for sale or lease or leased or furnished or to be furnished under contracts of service; and (iii) all goods returned or repossessed by the Seller and its Subsidiaries.

         "Kimberly-Clark" means Kimberly-Clark Corporation, a Delaware corporation.

         "Kimberly-Clark Settlement" means the settlement agreement dated March 19, 1999, as amended through the date of this Agreement, by and between the Seller and Kimberly-Clark (including all exhibits thereto and any related agreements).

         "Kimberly-Clark Settlement Order" means the Order of the Bankruptcy Court authorizing and approving the Kimberly-Clark Settlement.

         "Lien" means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance or any other restriction or limitation whatsoever.

         "Management Employment Agreement" means the existing or superseding employment contracts agreed to between Seller's senior management and Buyer.

         "Management Incentive Plan" means the equity incentive plan for members of Reorganized Paragon's management on terms which are otherwise mutually acceptable for Seller and Buyer in substantially the form set forth in Appendix 2.

         "Mask Works" has the meaning set forth in section 901(a)(2) of Title 17 of the United States Code.

         "Material Contract" means (i) any (x) Lease for real property or (y) Lease for personal property, in each case requiring aggregate payments after Closing of $250,000 or more; (ii) any contract for the purchase of materials, supplies, goods, services, equipment or other assets that has a term of at least one year and that requires aggregate payments after Closing of $250,000 or more;
(iii) any contract that requires aggregate payments after Closing of $250,000 or more; (iv) any sales, distribution or other similar contracts not entered into in the ordinary course providing for the sale by the Seller or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets that requires aggregate payments after Closing of $250,000 or more; or (v) any partnership, joint venture or other similar Contract.

         "Net Working Capital" means Accounts Receivable plus Inventories less Accounts Payable (including checks issued but not cleared) as determined in accordance with GAAP as consistently applied.

         "New Note Indenture" means the indenture, dated as of the Effective Date, executed by Reorganized Paragon and the New Note Indenture Trustee, pursuant to which the New Notes will be issued, which Indenture will contain terms substantially similar to the summary of terms contained on Appendix 1 annexed hereto.

         "New Note Indenture Trustee" means any person denominated as the trustee in the New Note Indenture.

         "New Notes" means, collectively, the notes to be issued on or after the Effective Date by Reorganized Paragon pursuant to the New Note Indenture in the principal amount of $160,000,000, as adjusted in accordance with the Note Adjustment provisions of the Plan.2 The principal terms of the New Notes are attached hereto as Appendix 1.

         "Overbid Order" means that certain Order entered by the Bankruptcy Court on July 13, 1999 approving the Expense Reimbursement and Termination Fee and "Overbid Procedures" (as defined therein); as modified by that certain Stipulation approved by the Bankruptcy Court on September 13, 1999 and the commitment letter between Wellspring Capital Management LLC and Seller dated October 14, 1999.

         "Overbid Procedures" means the Overbid Procedures approved by the Overbid Order as amended or modified from time to time with the consent of the Buyer and Seller.

         "PMI" means Paragon-Mabesa International, S.A. de C.V.

         "PTB Canada" means Paragon Trade Brands (Canada) Inc., a Canadian corporation.

         "Partial Expense Reimbursement" means $565,000, representing fees, costs and expenses included in the Expense Reimbursement which were incurred (i) on or prior to October 14, 1999 and (ii) in connection with the Wellspring Commitment (as defined in the Overbid Order) and the satisfaction of the conditions thereof.

         "Patents" means any foreign or United States patents and patent applications including any divisions, continuations, continuations-in-part, substitutions or reissues thereof, whether or not patents are issued on such applications and whether or not such applications are modified, withdrawn or resubmitted.

         "Person" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

         "Petition Date" means January 6, 1998.

----------
2        Alternatively, Reorganized Paragon would issue $150 million of New
Notes (subject to the Monetization and the Note Adjustment) in substantially the form set forth in Appendix 1 hereto, with the exception that the interest rate for such New Notes shall not be the rate provided in Appendix 1 but, instead, shall be the prevailing market rate for high-yield notes rated "B" on the most recent weekly rating date prior to the Effective Date, as reported by Salomon Smith Barney, rounded down to the nearest 1/8th. Seller, after consultation with the Creditors Committee, Procter & Gamble, Kimberly-Clark and the Equity Committee, shall elect whether to accept this alternate form of the New Notes on or prior to the second day prior to the Disclosure Statement Hearing.

         "Plan" means the Second Amended Plan of Reorganization, dated November 15, 1999, for the Seller, and all exhibits and supplements hereto, as amended or modified by the Proponents (as defined in the Plan) in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules and the terms of this Agreement, pursuant to which the Contemplated Transactions will be consummated in accordance with the terms of this Agreement. A copy of the Plan is attached hereto as Exhibit C.

         "Procter & Gamble" means The Procter & Gamble Company, an Ohio corporation.

         "Procter and Gamble Settlement Agreement" means the settlement agreement dated February 2, 1999, as amended through the date of this Agreement, by and between the Seller and P&G (including all exhibits thereto and any related agreements).

         "Procter and Gamble Settlement Order" means the Order of the Bankruptcy Court authorizing and approving the Procter and Gamble Settlement Agreement.

         "property" or "properties" means real, personal or mixed property, tangible or intangible.

         "Restated Bylaws" means the bylaws of Reorganized Paragon, as amended and restated in connection with the Plan.

         "Restated Certificate of Incorporation" means the certificate of incorporation of Reorganized Paragon, as amended and restated in connection with the Plan, which shall provide that holders of New Common Stock will have the right to participate on a pro rata basis in any offering of New Common Stock by Reorganized Paragon on the same terms and conditions as Buyer, including, without limitation, with respect to the Mabesa Amount (the "Preemptive Rights"), provided that Buyer shall have no obligation to invest the Mabe S.A. Amount or any portion thereof.

         "Rights" means the rights to purchase shares of New Common Stock for a purchase price based upon the Buyer's purchase price in accordance with the principal terms set forth on Appendix 4.

         "Rights Offering" has the meaning set forth in Appendix 4.

         "Safety and Environmental Laws" means all Laws and Orders relating to pollution, protection of the Environment, public or worker health and safety, or the emission, discharge, release or threatened release of Hazardous Substances into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. ss. 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901 et seq., the Toxic Substances Control Act, 15 U.S.C.ss. 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C.ss. 1251 et seq., the Clean Air Act, 42 U.S.C.ss. 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C.ss. 121 et seq., the Occupational Safety and Health Act, 29 U.S.C.ss. 651 et seq., the Asbestos Hazard Emergency Response Act, 15 U.S.C.ss. 2601 et seq., the Safe Drinking Water Act, 42 U.S.C.ss. 300f et seq., the Oil Pollution Act of 1990, 33 U.S.C.ss. 2701 et seq., and analogous state acts.

         "Seller's Disclosure Memorandum" means the disclosure memorandum of even date herewith delivered by the Seller to the Buyer in connection with the execution and delivery of this Agreement by the parties hereto.

         "Software" means any computer software programs, source code, object code, data and documentation.

         "TEEP Plan" means that certain top eight executives incentive plan authorized and approved by Final Order of the Bankruptcy Court dated August 10, 1998.

         "Termination Fee" has the meaning set forth in the Overbid Order.

         "Trade Secrets" means any trade secrets, research records, processes, procedures, manufacturing formulae, technical know-how, technology, blue prints, designs, plans, inventions (whether patentable and whether reduced to practice), invention disclosures and improvements thereto.

         "Trademarks" means any foreign or United States trademarks, service marks, trade dress, trade names, brand names, designs and logos, corporate names, product or service identifiers, whether registered or unregistered, and all registrations and applications for registration thereof.

         "Wal*Mart" means Wal*Mart Stores, Inc.

         "Warrants" means warrants to purchase New Common Stock of Reorganized Paragon which shall contain terms substantially similar to the summary of terms contained on Appendix 3.

         "Weyerhaeuser" means Weyerhaeuser Company, a Washington corporation.

         "White Cloud Arrangement" means the placement of orders by Wal*Mart, and Seller's or Reorganized Paragon's fulfillment of such orders for diaper products manufactured under the "White Cloud" trademark or any understanding or agreement between Wal*Mart and Seller or Reorganized Paragon as to the placement of such orders and the fulfillment thereof.

                  (b) The following capitalized terms are defined in the following Sections of this Agreement:

Term                                Section
----                                -------
Audited Financials                  3.8
Balance Sheet                       3.8
Balance Sheet Date                  3.8
Bankruptcy Court                    Recitals
Benefit Plan                        3.20
Broker                              5.5
Buyer                               Preamble
Canadian Acts                       4.2
Case                                Recitals
Claims                              3.15
Closing                             1.1

Closing Costs                       5.10(e)
Closing Date                        2
Closing Statement                   5.10(e)
Code                                3.10(f)
Commonly Controlled Entity          3.20(c)
Contemplated Transactions           3.1
Contracts                           3.13
ERISA                               3.20
Exchange Act                        3.7
Governmental Bodies                 3.11
HSR Act                             4.2
Identified SEC Documents            3.7
Intellectual Property               3.18(a)
Interim Financials                  3.8
IP Licenses                         3.18(b)
Laws                                3.11
Liabilities                         3.8
Mabesa Amount                       12
Mabesa Shares                       12
Mabesa Option                       12
Mabesa Option Agreement             12
Material Adverse Change             6.9
Material Adverse Effect on Seller   3.1
Material Environment Permits        3.14(a)
Material Permits                    3.12
Measuring Date                      5.10(a)
Measuring Date Balance Sheet        5.10(b)
Measuring Date Costs                5.10(c)
Measuring Date Statement            5.10(C)
Measuring Date Working Capital      5.10(b)
Monetization                        9
New Common Stock                    Recitals
Orders                              3.11
Permits                             3.12
Permitted Liens                     3.19
Projections                         3.25
Purchase Price                      1.1
Purchased Shares                    1.1
Real Properties                     3.14(c)
Reorganized Paragon                 Recitals
Representatives                     5.2
Required Consents                   3.13
SEC                                 3.7
SEC Documents                       3.7
Seller                              Preamble

Sellers' Fee                        5.5
Seller's Termination Fee            11.2(d)
Standalone Plan                     6.15
Subsidiaries                        3.2
Tangible Property                   3.17
Taxes                               3.10(a)



            13.2. Consent to Jurisdiction and Service of Process. All disputes arising out of or related to this Agreement, including, without limitation, any dispute relating to the interpretation, meaning or effect of any provision hereof, will be resolved in the Bankruptcy Court and the parties hereto each submit to the exclusive jurisdiction of the Bankruptcy Court for the purpose of adjudicating any such dispute.

            13.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, or sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mails, as follows:

                  (i) if to the Buyer, to:

                             PTB Acquisition Company, LLC
                             c/o Wellspring Capital Management, LLC
                             620 Fifth Avenue
                             New York, New York 10020-1579

                             Attention:  David C. Mariano
                             Telephone:  (212) 332-7555
                             Facsimile:  (212) 332-7575

                             with a copy to:

                             Paul, Weiss, Rifkind, Wharton & Garrison
                             1285 Avenue of the Americas
                             New York, New York 10019-6064

                             Attention:  Robert Drain, Esq.
                             Telephone:  (212) 373-3000
                             Facsimile:  (212) 757-3990

                  (ii) if to the Seller, to:

                             Paragon Trade Brands, Inc.
                             180 Technology Parkway
                             Norcross, Georgia  30092

                             Attention:  General Counsel
                             Telephone:  (678) 969-5000
                             Facsimile:  (678) 969-4000

                             with a copy to:

                             Alston & Bird LLP
                             One Atlantic Center
                             1201 West Peachtree Street
                             Atlanta, Georgia  30309

                             Attention:  Alexander W. Patterson, Esq.
                             Telephone:  (404) 881-7000
                             Facsimile:  (404) 881-7777

                             and

                             Willkie Farr & Gallagher
                             787 Seventh Avenue
                             New York, New York  10019

                             Attention:  Myron Trepper, Esq.
                             Telephone:  (212) 728-8000
                             Facsimile:  (212) 728-8111

Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

            13.4 Entire Agreement. This Agreement and any other collateral agreements executed in connection with the consummation of the Contemplated Transactions (including, without limitation, the Overbid Order) contain the entire agreement among the parties with respect to the purchase of the Purchased Shares and supersede all prior agreements, written or oral, with respect thereto.

            13.5 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Buyer and the Seller or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement or any documents delivered pursuant to this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement or any documents delivered pursuant to this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

            13.6 Governing Law. This Agreement shall be governed and construed in accordance with (a) the laws of the State of New York applicable to agreements made and to be performed entirely within such State and (b) any applicable provisions of the Bankruptcy Code.

            13.7 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. This Agreement is not assignable except by operation of law, except that Buyer may assign its rights hereunder to any of its affiliates, to any successor to all or substantially all of its business or assets or to any bank or other financial institution that may provide financing for the Contemplated Transactions.

            13.8 Usage. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively. Unless otherwise expressly provided, the words "include," "includes" and "including" do not limit the preceding words or terms and shall be deemed to be followed by the words "without limitation."

            13.9 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

            13.10 Exhibits and Schedules; Cross References. The Exhibits, Schedules and Seller's Disclosure Memorandum are a part of this Agreement as if fully set forth herein and all references to this Agreement shall be deemed to include the Exhibits, Schedules and Seller's Disclosure Memorandum. All references herein to Sections, Exhibits, Schedules and Seller's Disclosure Memorandum shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Disclosure of any fact or item in any Schedule hereto or in any Section of Seller's Disclosure Memorandum referenced by a particular Section in this Agreement shall not be deemed disclosed with respect to any other Section or Schedule or in any other section of Seller's Disclosure Memorandum unless an explicit cross-reference appears indicating the other Sections or Schedules to which such fact or item also relates.

            13.11 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

            13.12 Interpretation. The parties acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement;

and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement.

            13.13 Severability of Provisions.

                  (a) If any provision or any portion of any provision of this Agreement shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby.

                  (b) If the application of any provision or any portion of any provision of this Agreement to any person or circumstance shall be held invalid or unenforceable, the application of such provision or portion of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby.

            13.14 Assignment by Buyer. Subject to, and without limiting Buyer's obligation to timely consummate this Agreement in accordance with its terms, the parties acknowledge and agree that the Buyer may assign its right to purchase any or all of the Purchased Shares to one or more assignees upon written notice to the Seller at any time prior to the Closing, subject only to such assignee confirming in writing to the Seller as follows:

                  (a) Such assignee is duly organized, validly existing and in good standing under the Laws of the jurisdiction under which it was organized and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being and as heretofore conducted.

                  (b) Such assignee agrees to assume the obligations of the Buyer to purchase the Purchased Shares assigned to such assignee.

                  (c) Such assignee has the full legal right and power and all authority and approvals required to enter into, execute and deliver its assumption confirmation and to perform fully its obligations hereunder and thereunder. Such assumption confirmation has been duly executed and delivered by such assignee, and is a valid and binding obligation of such assignee enforceable against such assignee in accordance with its terms. The execution and delivery by such assignee of such assignment confirmation, the consummation of the transactions contemplated thereby and the performance by such assignee of its obligations thereunder will not (a) violate any provision of such assignee's governing or organizational documents; (b) except for filings under the HSR Act, require such assignee to obtain any consent, approval, authorization or action of, or make any filing with or give any notice to, any Governmental Body or any other person; (c) violate, conflict with or result in the breach of any of the terms and conditions of, result in a material modification of the effect of, otherwise cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which such assignee is a party or by or to which such assignee or any of its properties is or may be bound or subject; or
(d) violate any Law or Order of any Governmental Body applicable to such assignee.

                  (d) Such assignee is purchasing the Purchased Shares assigned to it for its own account for investment and not with a view to public resale or distribution thereof.

            13.15 Seller's Knowledge. For purposes of any representation or warranty of Seller set forth in this Agreement, the words "to Seller's knowledge" or "to the knowledge of Seller" shall mean the actual knowledge as of the date of such representation or warranty of any of the persons identified on
Schedule 13.15 hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                           BUYER:

                           PTB ACQUISITION COMPANY, LLC

                           By:  /s/ David C. Mariano
                                --------------------
                           Name:  David C. Mariano
                           Title: President and Treasurer

                           SELLER:

                           PARAGON TRADE BRANDS, INC.

                           By:  /s/ Alan J. Cyron
                                -----------------
                           Name:  Alan J. Cyron
                           Title: Chief Financial Officer

      The undersigned hereby agrees that it shall cause the Buyer to pay, or that it shall pay, any damages to which the Seller may be entitled in the event that the foregoing Stock Purchase Agreement is terminated by the Seller pursuant to Section 11.1(d) thereof.

                           WELLSPRING CAPITAL MANAGEMENT LLC

                           By:  /s/ David C. Mariano
                                --------------------
                           Name:  David C. Mariano
                           Title: President and Treasurer

                                  SCHEDULE 5.10

                   Calculation of Cash Deficit and Cash Excess

         The Cash Deficit and Cash Excess shall be adjusted upward or downward, as the case may be, by the amount by which the following accrued liabilities are greater or less on the Measuring Date than the amount set forth opposite such liabilities:

1. Accrued payroll, payroll taxes and related liabilities (including PTB Canada): $1.6 million

2.       Accrued P&G Royalty: $5.3 million

3.       Accrued K-C Royalty: $3 million

                                  SCHEDULE 13.1

                     Reorganized Paragon Assumed Liabilities

1. Pre-Effective Date accrued ordinary course operating and working capital expenses and accounts payable (as provided in Projections), with the exception of:

         a        One-half of Defined Contribution Plan Payable

         b.       One half of Incentive PIP (1999 Bonus)

         c        Any modification of (a)-(b)

2. Administrative Claims or expenses incurred out of the ordinary course of the Projections at Wellspring's option or insistence

3.       The D&O Insurance Cost

The aggregate amount of (a)-(b) shall not exceed $2.7 million.

NAME                                      JOB TITLE
----                                      ---------
ABRAHAM, BOBBY V                          CHIEF EXECUTIVE OFFICER
ARNTS, GARY M                             VP & CONTROLLER
COLE, DAVID W                             PRESIDENT
COOK, JOHN R                              VP TECHNICAL SUPPORT
CYRON, ALAN J                             EVP FINANCE, CFO
EVENSON, KATHY                            DIR HUMAN RESOURCES
HASBROUCK, CATHERINE O                    VP GENERAL COUNCIL & SECRETARY
LITTMAN, STAN                             VP TECHNOLOGY & MATERIALS
MACDONALD, ELAINE M                       VP CUSTOMER MARKETING
MATELICH, JOHN P                          VP CUSTOMER PLANNING
MCCLAIN, ROBERT E                         EVP SALES & MARKETING
O'CONNELL, SUSAN L                        VP PRODUCT DEVELOPMENT
OLIVER, CHRISTINE                         EVP CUSTOMER MANAGEMENT
SCHOEN, JEFFREY S                         VP MANUFACTURING

SKINNER, JIM A                            VP & BUS. MGR, MASS RETAILERS
WHITE, MIKE                               WAL MART TEAM LEADER

                           PRINCIPAL TERMS OF WARRANTS

Percentage of fully-diluted common stock outstanding           5.0%
         (total number of shares)                              625,842 shares
Tenure                                                         10 years

Strike Price                                                   $18.91

Anti-dilution provisions                                       Customary

                                                                      Appendix 4

                            PRINCIPAL TERMS OF RIGHTS

         Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Plan.

         In accordance with these Procedures, the Wellspring Rights Offering (also referred to as the "Rights Offering") will permit each holder of (a) a Class 3A Claim (each an "Electing Holder") whose Claim is Allowed for purposes of voting on the Plan (an "Allowed Class 3A Rights Claim") as of the Voting Record Date to elect to subscribe up to an amount equal to its Pro Rata Share (as defined below) of all Rights (subject to the Exercise Limitation, as defined below) and (b) if the Rights are not fully subscribed by the Electing Holders, a Class 4 Interest (each a "Shareholder Electing Holder") as of the Voting Record Date to elect to subscribe up to an amount equal to its Shareholder Pro Rata Share (as defined below) of all Rights not subscribed to by the Electing Holders (subject to the Shareholder Exercise Limitation, as defined below). The Rights, which will not be evidenced by certificates, shall consist of the right to purchase up to 35% of the issued and outstanding shares of New Common Stock (as of the Effective Date). Each Right shall represent the right to purchase one share of New Common Stock for a purchase price equal to $10.00 per share of New Common Stock (the "Rights Exercise Price"). As used herein "Pro Rata Share" means a fraction, the numerator of which is an Electing Holder's Allowed Class 3A Rights Claim, and the denominator of which is all Allowed Class 3A Rights Claims.

         Any Rights not subscribed to in connection with the Wellspring Rights Offering shall be canceled and of no further force and effect, and the shares of New Common Stock subject to purchase pursuant to such Rights shall be delivered to Wellspring in accordance with the provisions of the Wellspring Stock Purchase Agreement.

         (i) Procedures for Exercise of Rights by Holders of Allowed Class 3A Rights Claims

         Concurrently with the solicitation of acceptances to the Plan, the Debtor will distribute to each holder of an Allowed Class 3A Rights Claim as of the Voting Record Date a form of Exercise Notice (the "Exercise Notice"), together with certain accompanying instructions (the "Exercise Instructions"), which Exercise Notice shall contain a section enabling each such holder to indicate how many Rights it is willing to purchase (the "Requested Rights") and stating the amount of the Rights Exercise Price; provided, however, that no Person may (x) purchase or exercise Rights in excess of its

         Pro Rata Share or (y) acquire Rights by way of transfer such that after giving effect to the exercise of all Rights properly subscribed to such Person, whether acquired by transfer or pursuant to distribution under the Plan, such Person would hold greater than 10% of the New Common Stock (the "Exercise Limitation").3

----------
3        The foregoing Exercise Limitation shall also apply such that no Person may acquire Rights by way of transfer such that after giving effect to the exercise of all Rights properly subscribed to such Person, whether acquired by transfer or pursuant to distribution under the Plan, such Person would hold greater than 10% of the New Common Stock.

         In order for an exercise of Rights to be valid and effective, the Electing Holder or its transferee must deliver to the Debtor (i) at the address set forth in the Exercise Instructions a properly completed and duly executed Exercise Notice (including the Electing Holder's or its transferee's tax identification number) and (ii) except in the case of an Electing Holder (an "Allowed Claims Electing Holder") that holds an Allowed 3A Claim for distribution and voting purposes as of November 15, 1999 or such later date agreed to prior to the Plan Voting Deadline, either (x) a certified check delivered to the Debtor's address specified in the Exercise Instructions or (y) a wire transfer of immediately available funds to the Debtor's account specified in the Exercise Instructions, in each case, in an amount equal to (x) 10% times
(y) the Rights Exercise Price times the number of the Requested Rights (the "Deposit"). The Deposit shall be held in an interest bearing escrow account pending completion of the Wellspring Rights Offering. Allowed Claims Electing Holders shall not be required to provide a Deposit.

         The Exercise Notice and certified check or wire transfer (where applicable) must be received at the specified address or account by no later than 5:00 p.m. (New York City time) on the Plan Voting Deadline for an exercise of Rights to be valid and effective. After the receipt of the Exercise Notices at the designated address, the Proponents in their reasonable discretion shall determine pursuant to these Procedures which Persons are entitled to participate in the Wellspring Rights Offering and how many Rights each Person is entitled to receive in accordance with these Procedures.

         Promptly following the Plan Voting Deadline, the Debtor shall provide to each Electing Holder or its transferee whose Exercise Notice was properly completed, duly executed and timely received, and who has otherwise complied with these Procedures, a written notice of the acceptance of its Exercise Notice and notice of the date on which the balance of the Purchase Price (as defined below) is required to be received by the Debtor from such Electing Holder or its transferee (such notice, a "Notice of Acceptance"). The Notice of Acceptance shall specify the number of Rights that were validly and effectively exercised by such Electing Holder or its transferee, the number of shares of New Common Stock that will be purchased upon such exercise of such Rights, and, except in the case of Allowed Claim Electing Holders, the remaining amount of the Purchase Price to be paid by the Electing Holder or its transferee. The number of Rights validly and effectively exercised by all Electing Holders or its transferees is referred to herein as the "Class 3A Subscribed Rights."

         The payment to be made by each Electing Holder or its transferee who is required to pay a Cash Purchase Price for its share of the Subscribed Rights shall be in an amount equal to the product of the Rights Exercise Price and the number of Class 3A Subscribed Rights indicated in the Notice of Acceptance for such Electing Holder or its transferee (the "Purchase Price") less the sum of
(x) the amount of such Electing Holder's or their transferee's Deposit plus (y) any interest actually earned on such Deposit, and shall be due on the date specified in the Notice of Acceptance (such date, the "Payment Date"). Payment of the Purchase Price shall be made by either certified check delivered to the Debtor's address specified in the Notice of Acceptance or by a wire transfer of immediately available funds to the Debtor's account identified in the Notice of Acceptance, in each case so as to be received by the Debtor no later than 5:00 p.m. (New York City time) on the Payment Date. The Purchase Price shall be held in an interest bearing escrow account by the Debtor until the Effective Date. On the Effective Date, all monies shall be released to Reorganized Paragon from such escrow and, on or as soon thereafter as is practical in accordance with the distribution provisions contained in the Plan, each Electing Holder or its transferee shall receive that number of shares of New Common Stock purchased by it pursuant to these Procedures in connection with the Wellspring Rights Offering.

         Each Allowed Claim Electing Holder shall make payment for its share of the Class 3A Subscribed Rights in an amount equal to the product of the Rights Exercise Price and the number of Subscribed Rights indicated in the Notice of Acceptance of such Allowed Claim Electing Holder, and such payment shall be in the form of an offset against the Cash distribution to be received by such Allowed Claim Electing Holder under the Plan.

         All transferees of Allowed Claim Electing Holders shall be required to pay a Cash Purchase Price and provide the Deposit.

         In the event that any Electing Holder or its transferee who is required to deliver the balance of the Purchase Price to the Debtor shall fail to deliver the balance of its Purchase Price to the Debtor on or before the Payment Date, such Electing Holder or its transferee shall be deemed to have waived its right to participate in the Wellspring Rights Offering and the Debtor's acceptance of its Exercise Notice shall be automatically rescinded and of no further force and effect without the need for any further notice, and such Electing Holder's or its transferee's Deposit shall be irrevocably retained by Reorganized Paragon. In the event the Court does not confirm the Plan or the Effective Date does not occur, the Wellspring Rights Offering described herein shall be automatically rescinded without notice and of no further force and effect, and any monies received by the Debtor in connection with the Wellspring Rights Offering, and any interest actually earned thereon, shall promptly be returned to the applicable Electing Holders or its transferees. There will be no further adjustments to the amounts provided in the Acceptance Notices.

         All determinations as to the proper completion, due execution, timeliness, eligibility, compliance with these Procedures and other matters affecting the validity or effectiveness of any attempted exercise of any Rights shall be made by the Proponents, whose determination shall be final and binding. If any Exercise Notice is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when executing the Exercise Notice and, unless waived by the Proponents, proper evidence satisfactory to the Proponents of such person's authority to so act must be submitted. The Proponents in their reasonable discretion may waive or reject the attempted exercise of any Rights subject to any such defect or irregularity. Deliveries required to be received by the Proponents in connection with an attempted exercise of Rights will not be deemed to have been so received or accepted until actual receipt thereof has occurred at the address set forth in the Exercise Notice and any defects or irregularities shall have been waived or cured within such time as the Proponents may determine in their reasonable discretion. Neither the Proponents, Reorganized Paragon nor any other Person will have any obligation to give notice to any Electing Holder of any defect or irregularity in connection with any attempted exercise thereof or incur any liability as a result of any failure to give any such notice.

         (ii) Procedures for Exercise of Rights by Holders of Class 4A Interests

         Concurrently with the solicitation of acceptances to the Plan, the Debtor will also distribute to each holder of an Allowed Class 4A Interest as of the Voting Record Date a form of Exercise Notice (the "Shareholder Exercise Notice"), together with certain accompanying instructions (the "Shareholder Exercise Instructions"), which Shareholder Exercise Notice shall contain a section enabling each such holder to indicate how many Rights it is willing to purchase (the "Shareholder Requested Rights") and stating the amount of the Rights Exercise Price; provided, however, that no Person may purchase or exercise Rights in excess of the Shareholder Exercise Limitation (as defined herein). For purposes of these Procedures, "Shareholder Exercise Limitation" means that no Person may exercise Rights such that after giving effect to the exercise of all Rights properly subscribed to such Person, whether acquired by transfer or pursuant to distribution under the Plan, such Person would hold greater than 10% of the New Common Stock.

         In order for an exercise of Rights to be valid and effective, the Shareholder Electing Holder or its transferee must deliver to the Debtor (i) at the address set forth in the Shareholder Exercise Instructions a properly completed and duly executed Shareholder Exercise Notice (including the Shareholder Electing Holder's or its transferee's tax identification number) and
(ii) either (x) a certified check delivered to the Debtor's address specified in the Shareholder Exercise Instructions or (y) a wire transfer of immediately available funds to the Debtor's account specified in the Shareholder Exercise Instructions, in each case, in an amount equal to (x) 10% times (y) the Rights Exercise Price times the number of the Shareholder Requested Rights (the "Shareholder Deposit"). The Deposit shall be held in an interest bearing escrow account pending completion of the Wellspring Rights Offering.

         The Shareholder Exercise Notice and certified check or wire transfer must be received at the specified address or account by no later than 5:00 p.m. (New York City time) on the Plan Voting Deadline for an exercise of Rights to be valid and effective. After the receipt of the Shareholder Exercise Notices at the designated address, the Proponents in their reasonable discretion shall determine pursuant to these Procedures which Persons are entitled to participate in the Wellspring Rights Offering and how many Rights each Person is entitled to receive in accordance with these Procedures.

         Promptly following the Plan Voting Deadline, the Debtor shall provide to each Shareholder Electing Holder or its transferee whose Shareholder Exercise Notice was properly completed, duly executed and timely received, and who has otherwise complied with these Procedures, a written notice of the acceptance of its Shareholder Exercise Notice and notice of the date on which the balance of the Shareholder Purchase Price (as defined below) is required to be received by the Debtor from such Shareholder Electing Holder or its transferee (such notice, a "Shareholder Notice of Acceptance"). The Shareholder Notice of Acceptance shall specify the number of Rights that were validly and effectively exercised by such Shareholder Electing Holder or their transferee, the number of shares of New Common Stock that will be purchased upon such exercise of such Rights, and, the remaining amount of the Shareholder Purchase Price to be paid by the Shareholder Electing Holder or its transferee. The number of Rights validly and effectively exercised by all Shareholder Electing Holders or their transferees is referred to herein as the "Shareholder Subscribed Rights."

         The Debtor will only accept Shareholder Exercise Notices in an aggregate amount equal to any Rights not subscribed to by holders of Allowed Class 3A Rights Claims.

         The payment to be made by each Shareholder Electing Holder or their transferee shall be in an amount equal to the product of the Rights Exercise Price and the number of Shareholder Subscribed Rights indicated in the Notice of Acceptance for such Shareholder Electing Holder or it transferee (the "Shareholder Purchase Price") less the sum of (x) the amount of such Shareholder Electing Holder's Shareholder Deposit plus (y) any interest actually earned on such Shareholder Deposit, and shall be due on the date specified in the Shareholder Notice of Acceptance (such date, the "Shareholder Payment Date"). Payment of the Shareholder Purchase Price shall be made by either certified check delivered to the Debtor's address specified in the Shareholder Notice of Acceptance or by a wire transfer of immediately available funds to the Debtor's account identified in the Shareholder Notice of Acceptance, in each case so as to be received by the Debtor no later than 5:00 p.m. (New York City time) on the Shareholder Payment Date. The Shareholder Purchase Price shall be held in an interest bearing escrow account by the Debtor until the Effective Date. On the Effective Date, all monies shall be released to Reorganized Paragon from such escrow and, on or as soon thereafter as is practical in accordance with the distribution provisions contained in the Plan, each Shareholder Electing Holder or its transferee shall receive that number of shares of New Common Stock purchased by it pursuant to these Procedures in connection with the Wellspring Rights Offering.

         If the Shareholder Subscribed Rights exceed the number of Rights available for subscription by Shareholder Electing Holders, then each Shareholder Electing Holder shall only be entitled to exercise Shareholder Subscribed Rights in an amount equal to (x) the amount of Rights available for subscription by all Shareholder Electing Holders times (y) a fraction, the numerator of which is the number of Shareholder Subscribed Rights subscribed to by such Person and the denominator of which is all Shareholder Subscribed Rights properly subscribed to by all Shareholder Electing Holders (the "Shareholder Pro Rata Share").

         In the event that any Shareholder Electing Holder or its transferee who is required to deliver the balance of the Shareholder Purchase Price to the Debtor shall fail to deliver the balance of its Shareholder Purchase Price to the Debtor on or before the Shareholder Payment Date, such Shareholder Electing Holder shall be deemed to have waived its right to participate in the Wellspring Rights Offering and the Debtor's acceptance of its Shareholder Exercise Notice shall be automatically rescinded and of no further force and effect without the need for any further notice, and such Shareholder Electing Holder's or its transferee's Shareholder Deposit shall be irrevocably retained by Reorganized Paragon. In the event the Court does not confirm the Plan or the Effective Date does not occur, the Wellspring Rights Offering described herein shall be automatically rescinded without notice and of no further force and effect, and any monies received by the Debtor in connection with the Wellspring Rights Offering, and any interest actually earned thereon, shall promptly be returned to the applicable Shareholder Electing Holders or its transferees. There will be no further adjustments to the amounts provided in the Shareholder Acceptance Notices.

         All determinations as to the proper completion, due execution, timeliness, eligibility, compliance with these Procedures and other matters affecting the validity or effectiveness of any attempted exercise of any Rights shall be made by the Proponents, whose determination shall be final and binding. If any Shareholder Exercise Notice is signed by a trustee, executor, administrator, guardian, attorney-in- fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when executing the Shareholder Exercise Notice and, unless waived by the Proponents, proper evidence satisfactory to the Proponents of such person's authority to so act must be submitted. The Proponents in their reasonable discretion may waive or reject the attempted exercise of any Rights subject to any such defect or irregularity. Deliveries required to be received by the Proponents in connection with an attempted exercise of Rights will not be deemed to have been so received or accepted until actual receipt thereof has occurred at the address set forth in the Shareholder Exercise Notice and any defects or irregularities shall have been waived or cured within such time as the Proponents may determine in their reasonable discretion. Neither the Proponents, Reorganized Paragon nor any other Person will have any obligation to give notice to any Shareholder Electing Holder of any defect or irregularity in connection with any attempted exercise thereof or incur any liability as a result of any failure to give any such notice.

         (iii) Procedures for Transfer of Rights.

         The Rights can be transferred only upon receipt by the Debtor of a certificate duly executed by the transferee stating that the transferee is a "qualified institutional buyer" as such term is defined in Rule 144A of the Securities Act. The assignment procedures set forth in the Exercise Instructions shall confirm that transfer of Rights to any other type of transferee shall be void.

         The Class 3A Subscribed Rights and Shareholder Subscribed Rights will be registered on the books of the Debtor maintained at its principal office (the "Rights Register") where the Ballots, the Exercise Notices and the Shareholder Exercise Notices are to be received. The Debtor will be entitled to treat the registered holder of any Class 3A Subscribed Right or Shareholder Subscribed Right as the owner in fact thereof for all purposes and will not be bound to recognize any equitable or other claim to or interest in such Class 3A Subscribed Right or Shareholder Subscribed Right on the part of any other Person, in each case, unless and until evidence satisfactory to the Proponents in their sole discretion is received by the Debtor indicating that such Class 3A Subscribed Rights or Shareholder Subscribed Rights have been transferred in accordance with the assignment procedures set forth in the Exercise Instructions or Shareholder Exercise Instructions.

                                    Exhibit 3

                             SHAREHOLDERS' AGREEMENT

                                      among

                           PARAGON TRADE BRANDS, INC.

                          PTB ACQUISITION COMPANY, LLC

                          CO-INVESTMENT PARTNERS, L.P.

                       ONTARIO TEACHERS PENSION PLAN BOARD

                                       and

                           CERTAIN OTHER SHAREHOLDERS

                      ------------------------------------
                             Dated January 28, 2000
                      ------------------------------------

                                TABLE OF CONTENTS

             Page

1   Definitions................................................................1
2   Restrictions on Transfer of Shares.........................................3
    2.1      Limitation on Transfer............................................3
    2.2      Permitted Transfers...............................................3
    2.3 Transfers in Compliance with Law; Substitution of Transferee...........3
3.   Tag-Along Right...........................................................3
4.   Bring-Along Right.........................................................4
5.   Limited Preemptive Rights.................................................6
6.   Corporate Governance......................................................7
    6.1      General...........................................................7
    6.2      Number and Composition of Board of Directors......................7
    6.3      Observers at Board Meetings.......................................8
    6.4      Information Rights................................................8
    6.5      Limitations on Transactions with and Fees to Wellspring...........9
7.   Representations and Warranties............................................9
8.   After-Acquired Securities.................................................9
9.   Stock Certificate Legend.................................................10
10.  Miscellaneous............................................................11
    10.1     Notices..........................................................11
    10.2     Amendment and Waiver.  ..........................................13
    10.3     Specific Performance.............................................13
    10.4     Headings.........................................................13
    10.5     Severability.....................................................13
    10.6     Entire Agreement.................................................13
    10.7     Term of Agreement................................................14
    10.8     GOVERNING LAW....................................................14
    10.9     Consent to Jurisdiction and Service of Process...................14
    10.1 0   Further Assurances...............................................14
    10.11Successors and Assigns...............................................14
    10.12Counterparts.........................................................14
    10.13Other Shareholders...................................................14

EXHIBIT A: Form of Amended and Restated Certificate of Incorporation of Paragon Trade Brands, Inc.

EXHIBIT B:  Form of Proxy ii

                             SHAREHOLDERS' AGREEMENT

            SHAREHOLDERS' AGREEMENT, dated as of January 28, 2000 (this "Agreement"), among Paragon Trade Brands, Inc., a Delaware corporation, as reorganized (the "Company"), PTB Acquisition Company, LLC, a Delaware limited liability company affiliated with Wellspring Capital Management LLC ("Wellspring"), Co-Investment Partners, L.P., a Delaware limited partnership ("CIP"), Ontario Teachers Pension Plan Board, a non-share capital corporation continued under the Teachers' Pension Act, R.S.O., 1990 Chapter T.1 ("Ontario"), and each other Person that hereafter becomes a signatory hereto as contemplated by Section 10.13 hereof (each, an "Other Shareholder;" each of the Other Shareholders, Wellspring, CIP and Ontario, are referred to as the "Parties"; and the Parties other than Wellspring are referred to as the "Non-Wellspring Parties").

            WHEREAS, the Parties have acquired in the aggregate a majority of the outstanding shares of Common Stock of the Company in accordance with the Company's Chapter 11 plan of reorganization (the "Plan");

            WHEREAS, to provide for the continuity of management of the Company, the Parties hereto wish to restrict the transfer of the Shares (as hereinafter defined) and to provide for certain other rights and obligations.

            NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

      1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below

            "Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person (with the understanding that such term, by definition, shall include the direct and indirect general partners and managing members and the direct and indirect limited partners and members of a Person that is a partnership or limited liability company, respectively. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to therefore going.

            "Board of Directors" means the Board of Directors of the Company.

            "Buyout Notice" has the meaning assigned such term in Section 4.1.

            "Charter Documents" means the Certificate of Incorporation and the Bylaws of the Company as in effect on the date hereof.

            "Charter Section 5" means Section 5 of the Company's Amended and Restated Certificate of Incorporation, as in effect on the date of this Agreement, a copy of which is attached as Exhibit A hereto.

            "Commission" means the Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

            "Common Stock" means the common stock of the Company, or any other capital stock of the Company into which such stock is reclassified or reconstituted.

            "Exchange Act" means the Securities Exchange Act of 1934, as amended.

            "Party" shall mean Wellspring or any Non-Wellspring Party.

            "Person" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

            "Registration Rights Agreement" means the Registration Rights Agreement, of even date herewith, among the Company Wellspring, CIP, Ontario and certain Other Shareholders.

            "Registration Statement" means a registration statement filed pursuant to the Securities Act.

            "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

            "Shareholder's Personal Liabilities" has the meaning assigned to such term in Section 4.1.

            "Shares" means, with respect to each of the Parties all shares, whether now owned or hereafter acquired, of Common Stock owned by such Party.

            "Tag Along Rights" has the meaning assigned to such term in Section 3.1.

            "Third Party Purchaser" has the meaning assigned to such term in
Section 3.1.

            "transfer" has the meaning assigned to such term in Section 2.1.

      2. Restrictions on Transfer of Shares.

            2.1. Limitation on Transfer. Each Party agrees that it shall not sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise) any Shares or any right, title or interest therein or thereto (each a "transfer"), except in accordance with Section 2.2. Any attempt to transfer any Shares in violation of the preceding sentence shall be null and void ab initio and the Company shall not register any such transfer.

            2.2. Permitted Transfers. Each Party may transfer its Shares or any right, title or interest therein or thereto, provided that (i) in the case of Wellspring, such transfers are not prohibited by this Agreement or the Registration Rights Agreement and, if applicable, Wellspring has complied with the provisions of Section 3 hereof, and (ii) in the case of each

Non-Wellspring Party, such Shares are transferred pursuant to (x) this Section 2.2, Section 3 or Section 4 hereof or (y) the Registration Rights Agreement. Subject to Section 2.3, each Party may freely transfer its Shares or any right, title or interest therein or thereto, to its Affiliates; provided, however, it shall be a condition to such transfer that such Affiliates agree in writing to become a party to this Agreement and be bound by the terms hereof to the same extent and degree as the transferor of such Shares is or was a Party hereto at the time of such transfer. The Persons to whom any Party may transfer Shares pursuant to this Agreement are referred to hereinafter as such Party's "Permitted Transferees".

            2.3. Transfers in Compliance with Law; Substitution of Transferee. Notwithstanding any other provision of this Agreement, no transfer may be made pursuant to this Section 2 or Section 3 unless the transfer complies in all respects with the applicable provisions of this Agreement and applicable federal and state securities laws, including, without limitation, the Securities Act.

      3. Tag-Along Right. In the event that Wellspring or any of its Affiliates desires to sell any of its Shares to a Person that is not an Affiliate of Wellspring (a "Third Party Purchaser") then Wellspring shall deliver an offer (a "Tag- Along Offer") to each Non-Wellspring Party (each an "Offeree Shareholder") to participate pro rata (based on the number of Shares beneficially owned) in such sale by including a portion of such Offeree Shareholder's Shares in the sale, at the proposed purchase price per share (the "Offer Price") and otherwise upon the same terms and conditions of such sale. The Tag-Along Offer shall (1) state that it is a being made pursuant to Section 3 of this Agreement, and (2) set out in reasonable detail information regarding the identity and financial strength (to the extent that such information has been made available to Wellspring by the Third Party Purchaser, it being understood that Wellspring shall not be under any duty to verify such information) of the Third Party Purchaser and the Offer Price and any other material terms and conditions to the contemplated sale. Upon delivery of the Tag-Along Offer pursuant to this Section 3, the offer made therein to the Offeree Shareholders shall be irrevocable unless and until the rights provided for therein shall have been waived or shall have expired in accordance with this Agreement. The right of each Offeree Shareholder to sell its pro rata portion of the Offered Shares under this
Section 3 (the "Tag Along Right") shall be exercisable by delivering written notice thereof, within seven (7) days after the giving of such Tag-Along Offer (the "Notice Period"), to Wellspring, with a copy to the Company. The failure of any Offeree Shareholder to deliver such written notice within the Notice Period shall be regarded as a rejection of the offer to participate in such sale as contemplated by the Tag-Along Offer. To the extent that such Offeree Shareholder exercises its Tag Along Right pursuant to this Section 3, the number of Shares proposed to be sold to the Third Party Purchaser by Wellspring shall be reduced proportionately. Each Offeree Shareholder, by exercising its Tag-Along Right hereunder, shall be agreeing to (A) take all actions (including executing documents) in connection with the consummation of the proposed transaction as may reasonably be requested of it by Wellspring and (B) appoint Wellspring as its attorney-in-fact to do the same on its behalf. Wellspring shall be free to consummate the sale contemplated by the Tag Along Offer at any time within 90 days following the end of the Notice Period on substantially the same terms and conditions as set forth in the Tag-Along Offer; it being understood that any substantive change to such terms and conditions, or consummation of the transaction more than 90 days following the end of the Notice Period, shall require Wellspring to recommence the process contemplated by this Section 3. Notwithstanding the acceptance of the Tag Along Offer by any

Offeree Stockholder, Wellspring shall be free at any time prior to the closing of the proposed sale to the Third Party Purchaser to abandon or terminate such transaction, and in such event Wellspring shall have no liability to any Offeree Stockholder. Each Party hereby agrees that any liabilities of the Offeree Shareholders exercising their Tag-Along Rights hereunder to the Third Party Purchaser in a transaction, other than a Shareholder's Personal Liabilities (as defined in Section 4 hereof), shall be shared by Wellspring and the Offeree Shareholders exercising their Tag-Along Rights ratably, based on the consideration to be received by each such Party from the sale of its Shares in such transaction, and each Party agrees to contribute to the other Parties to the extent required to cause any such liabilities to be shared in such proportion.

      4. Bring-Along Right. In the event that Wellspring receives a bona fide offer from a Third-Party Purchaser to acquire (including an acquisition resulting from a merger) 50% or more of its Shares and, at the time of such offer, Wellspring is then the beneficial owner (as determined in accordance with Rule 13d.3 under the Exchange Act) of more than 50% of the Company's outstanding shares of Common Stock, Wellspring may give written notice (the "Buyout Notice") to each Non- Wellspring Party (each, a "Bring-Along Shareholder") notifying such Party that it will be required to sell on the same terms and conditions as Wellspring a pro rata portion (based on such Party's record ownership of Shares) of such Party's Shares in such sale; provided, however, that Wellspring shall not have the right to deliver a Buyout Notice pursuant to this Section 4 (but shall instead be obligated to make a Tag-Along Offer pursuant to Section 3 hereof) if the terms and conditions of the transaction contemplate that the Bring-Along Shareholder would have any potential liability to the Third Party Purchaser (including indemnification liabilities or liabilities in respect of breaches of representations and warranties) in excess of the value of the consideration to be received by such Bring-Along Shareholder in such transaction; provided, further, that the limitation described in the foregoing proviso shall not apply to potential liabilities which may be incurred by the Bring-Along Shareholder as a result of (i) breach by a Bring-Along Shareholder of any representation or warranty concerning such Bring-Along Shareholder's legal power and authority to enter into the transaction and to deliver the shares to be sold by such Bring-Along Shareholder to the Third Party Purchaser free and clear of any lien or other encumbrance, or (ii) failure of such Bring-Along Shareholder to deliver to the Third Party Purchaser the shares to be sold by it to free and clear of any lien or other encumbrance (the liabilities described in clauses (i) and (ii) being the "Shareholder's Personal Liabilities"). The Buyout Notice shall (1) state that it is a being made pursuant to Section 4 of this Agreement, and (2) set out in reasonable detail information regarding the identity and financial strength (to the extent that such information has been made available to Wellspring by the Third Party Purchaser, it being understood that Wellspring shall not be under any duty to verify such information) of the Third Party Purchaser and the offered consideration and any other material terms and conditions to the contemplated sale. Upon receipt of a Buyout Notice, each Bring-Along Shareholder shall be obligated to (1) sell a pro rata portion of its Shares in the transaction (including a sale or merger) contemplated in the Buyout Notice on the same terms and conditions as Wellspring (including payment of its pro rata share of all costs associated with such transaction) and (2) otherwise take all necessary action to cause the consummation of such transaction. Each Party hereby (A) agrees to take all actions (including executing documents) in connection with the consummation of the proposed transaction as may reasonably be requested of it by Wellspring and (B) appoints Wellspring as its attorney-in-fact to do the same on its behalf. Each Party hereby agrees that any liabilities of the Parties to the Third Party Purchaser in a transaction resulting from a Buyout Notice, other than a Shareholder's

Personal Liabilities, shall be shared by Wellspring and the Bring-Along Shareholders ratably, based on the consideration to be received by each such Party from the sale of its Shares in such transaction, and each Party agrees to contribute to the other Parties to the extent required to cause any such liabilities to be shared in such proportion. Any sale pursuant to a Buyout Notice shall be bona fide and made pursuant to a contract entered into by Wellspring within ninety (90) days of the Buyout Notice. In the event a contract with respect to the transaction contemplated by the Buyout Notice has not been entered into within the 90-day period, the obligations of the Non-Wellspring Parties hereunder shall terminate. Wellspring shall be free at any time prior to the consummation of the transaction contemplated by the Buyout Notice to abandon or terminate such transaction, and in such event Wellspring shall have no liability to any of the Non-Wellspring Parties.

      5. Limited Preemptive Rights. The Company, Wellspring, CIP and Ontario recognize and confirm that Charter Section 5 provides certain limited preemptive rights (the "Preemptive Rights") to stockholders of the Company in the event that subsequent to the date hereof the Company or any of its Subsidiaries shall
(i) propose to issue or sell to any Identified Investor Affiliated Entity (as defined in Charter Section 5), and any Identified Investor Affiliated Entity shall have indicated to the Company its willingness to purchase from the Company, any additional shares of Common Stock or any other class of capital stock or any rights to subscribe for or purchase pursuant to any option or otherwise any shares of any class of capital stock or any securities convertible into or exchangeable for shares of any class of capital stock (collectively, the "Additional Securities") or (ii) enter into any contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance or sale to any Identified Investor Affiliated Entity of any Additional Securities. The Company, Wellspring, CIP and Ontario hereby agree for the benefit of each of Wellspring, CIP and Ontario as follow:

            (a) Each of Wellspring, CIP and Ontario (other than the one of them (the "Triggering Holder") whose (or whose Affiliate's) proposed purchase has given rise to the Preemptive Rights) shall be entitled to the rights granted under Charter Section 5 to Other Stockholders (as defined in Charter Section 5) regardless of any amendment that may be made to Charter Section 5 after the date hereof, including, without limitation, any amendment to the Company's Amended and Restated Certificate of Incorporation that may eliminate said section in its entirety or limit the rights of Other Stockholders thereunder.

            (b) Notwithstanding the provisions of clause (i) of Subsection 5.5 of Charter Section 5, each of Wellspring, CIP and Ontario (other than the one of them who is the Triggering Holder) shall have the rights granted to Other Stockholders pursuant to the provisions of Subsections 5.1 through 5.4 even if the Company has obtained an opinion from a nationally recognized investment banking firm to the effect that the consideration being paid by the Wellspring Affiliates to the Company in connection with such issuance or sale represents not less than the fair market value of the securities being offered. In addition, clause (iii) of Subsection 5.5 of Charter Section 5 to the contrary notwithstanding, each of CIP and Ontario shall have rights granted to Other Stockholders pursuant to the provisions of Subsection 5.1 through 5.4 in connection with the exercise by a Wellspring Affiliate of the stock option referred to in said clause (iii) of Subsection 5.5 of Charter Section 5.

            (c) Notwithstanding the provisions of Subsection 5.3 of Charter
Section 5, if Wellspring, CIP and/or Ontario, in their capacity as Other Stockholders, have delivered Notices of Acceptance (as defined in Charter
Section 5) indicating that they are exercising the right to acquire their entire Proportionate Percentage of the Offered Securities (Wellspring, CIP and/or Ontario, as the case may be, in the capacity of a stockholder exercising its right to acquire its entire Proportionate Percentage of the Offered Securities, being an "Accepting Stockholder"), and the Company proposes to sell any of the Offered Securities (as defined in Charter Section 5) not covered by Notices of Acceptance (such securities being the "Identified Remaining Securities") to the Triggering Holder, then, the Company shall also offer to sell to each Accepting Stockholder a proportionate number of the Identified Remaining Securities that it proposes to sell to the Triggering Holder so that each Accepting Stockholder will be entitled to hold the same proportional interest in the outstanding shares of capital stock of the Company relative to the Triggering Holder as such Accepting Stockholder held prior to such issuance or sale.

            (d) The provisions of this Section 5 may be amended by a written instrument setting forth such amendment and executed by each of Wellspring, CIP (if it is then a stockholder of the Company) and Ontario (if it is then a stockholder of the Company).

            (e) Each of the Parties shall in good faith assist in the carrying out of all the terms of this Section 5 and shall take all actions as may be necessary or appropriate to carry out the intent of the Parties as set forth in this Section 5.

      6. Corporate Governance.

            6.1. General. Pursuant to the proxies entered into substantially in the form of Exhibit B hereto, each Non-Wellspring Party hereby irrevocably appoints Wellspring as their proxy to vote and/or act by written consent with respect to all of the Shares owned by such Non-Wellspring Party. Wellspring shall be entitled to vote the Shares of each Non-Wellspring Party at any regular or special meeting of shareholders of the Company or in any written consent executed in lieu of such a meeting of shareholders. The foregoing notwithstanding, the proxy granted to Wellspring pursuant hereto shall not constitute a proxy to vote the Shares owned by any Non-Wellspring Party (or grant any consent in respect of such Shares) on any proposal to amend or eliminate the provisions of Article 5 of the Company's Amended and Restated Certificate of Incorporation.

            6.2. Number and Composition of Board of Directors. Each Non-Wellspring Party acknowledges that the Board of Directors may consist solely of persons selected by Wellspring, including through Wellspring's exercise of the proxies granted in connection herewith, and that such Non-Wellspring Party shall not be entitled to designate, elect or appoint a director to the Board of Directors.

            6.3. Observers at Board Meetings. Each of CIP and Ontario shall have the right to designate in writing an individual (the "Observer") to attend, but not be entitled to vote, at all meetings of the Board of Directors. The Observer shall be entitled to receive all notices and information made available to members of the Board of Directors and, to the fullest extent permitted by law, shall be subject to the same confidentiality obligations as the directors of the

Company. As a condition to the Observer being entitled to attend or receive information, the Observer shall be required to execute such documents as the Company may reasonably request to evidence the Observer's acknowledgment and agreement with obligations under this Section 6.3. The Observer shall be entitled to be reimbursed by the Company for his or her reasonable out-of-pocket expenses incurred in connection with his or her attendance at a meeting of the Board of Directors to the same extent that (but only to the extent that) the Company reimburses its outside directors for their reasonable out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors.

            6.4. Information Rights. The Company shall deliver to each of CIP and Ontario:

                  (a) as soon as reasonably available after the close of each fiscal year of the Company (and in any event, if the Company is not then subject to the periodic reporting requirements of the Exchange Act, not later than 90 days after the close of each such fiscal year), an audited consolidated balance sheet of the Company and its consolidated subsidiaries as of the close of such fiscal year and the related audited consolidated statements of income and cash flows for the fiscal year then ended;

                  (b) as soon as reasonably available after the end of each of the first three fiscal quarters of each fiscal year of the Company (and, in any event, if the Company is not then subject to the periodic reporting requirements of the Exchange Act, not later than 45 days after the close of each such fiscal quarter), an unaudited consolidated balance sheet of the Company and its consolidated subsidiaries as of the end of such fiscal quarter and the related audited consolidated statements of income and cash flows from the fiscal quarter then ended and for the period from the beginning of the then-current fiscal year to the end of such fiscal quarter;

                  (c) as soon as reasonably available after the close of each fiscal year of the Company, (A) a copy of the business plan, and (B) a detailed consolidated budget for the following fiscal year, and, as soon as available, any significant revision thereof; and

                  (d) The Company shall permit representatives of CIP and Ontario to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time during normal business hours and upon reasonable prior notice and as often as may reasonably be desired and to discuss the business, operations, properties and financial or other condition of the Company and its Affiliates with officers and employees of the Company.

            6.5. Limitations on Transactions with and Fees to Wellspring. The Company shall not enter into any material transaction with Wellspring or any of its Affiliates or make any payment to any of them, except for transactions (excluding the provision of services for which management fees are charged including, without limitation, any contracts for administrative or other services or with respect to personnel or any other form of remuneration whatsoever) entered into on normal commercial terms in the ordinary course of business, as determined by a majority of members of the Board of Directors who are not employees or officers of Wellspring or any of its Affiliates.

            7. Representations and Warranties. Each Party hereby represents and warrants as to itself, as of the date hereof, as follows:

                  (a) Such Party has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby.

                  (b) Such Party has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of each such Party, enforceable against such Party in accordance with its terms.

                  (c) The execution and delivery by such Party of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien or other encumbrance upon any of the properties or assets of such Party under, any provision of any contract or agreement binding upon such Party or under which any of the properties or assets of such Party are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any judgment or law applicable to such Party or the properties or assets of such Party.

                  (d) No consent of, or registration, declaration or filing with, any governmental entity is required to be obtained or made by or with respect to such Party in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

      8. After-Acquired Securities. All of the provisions of this Agreement shall apply to all of the Shares now owned by the Parties or that may be issued or transferred hereafter to a Party in consequence of any additional issuance, purchase, exchange or reclassification of any of the Shares (including without limitation, upon the exercise of any option or warrant), corporate reorganization, or any other form of recapitalization, consolidation, merger, share split or share dividend, or that are acquired by a Party in any other manner.

      9. Stock Certificate Legend. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing Shares now held or hereafter acquired by any Party shall, for as long as this Agreement is effective, bear legends substantially in the following forms:

   THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS OR PURSUANT TO A WRITTEN OPINION OF COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED.

   THE SALE, ASSIGNMENT, HYPOTHECATION, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION (EACH A "TRANSFER") AND VOTING OF ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED BY THE TERMS OF THE SHAREHOLDERS' AGREEMENT, DATED AS OF JANUARY 28, 2000 (THE "SHAREHOLDERS' AGREEMENT"), [AND BY THE TERMS OF THE REGISTRATION RIGHTS AGREEMENT, DATED AS OF JANUARY 28, 2000 (THE "REGISTRATION RIGHTS AGREEMENT"), EACH OF WHICH IS]*/ AMONG PARAGON TRADE BRANDS, INC., PTB ACQUISITION COMPANY, LLC, CO- INVESTMENT PARTNERS, L.P., ONTARIO TEACHERS PENSION PLAN BOARD AND CERTAIN INDIVIDUALS, A COPY OF WHICH MAY BE INSPECTED AT THE COMPANY'S PRINCIPAL OFFICE. THE COMPANY WILL NOT REGISTER THE TRANSFER OF SUCH SECURITIES ON THE BOOKS OF THE COMPANY UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF THE SHAREHOLDERS' AGREEMENT [AND THE REGISTRATION RIGHTS AGREEMENT].*

      10. Miscellaneous.

            10.1. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, telecopied or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or telecopied or, if sent by certified, registered or express mail five days after the date of deposit in the United States mail, as follows:

                           (a)      if to the Company:

                                    Paragon Trade Brands, Inc.
                                    180 Technology Parkway
                                    Norcross, Georgia 30092
                                    Attention: General Counsel
                                    Telecopy: (678) 969-4950

                           (b)      if to Wellspring:

                                    PTB Acquisition Company, LLC
                                    c/o Wellspring Capital Management LLC
                                    620 Fifth Avenue
                                    Suite 216
                                    New York, New York 10020-1599
                                    Attention:  David C. Mariano
                                    Telecopy:  (212) 332-7575

                                    with a copy to:
--------
* Bracketed language to be deleted from securities held by any Party who is not party to the Registration Rights Agreement.

                                    Paul, Weiss, Rifkind, Wharton & Garrison
                                    1285 Avenue of the Americas
                                    New York, New York  10019-6064
                                    Attention: Robert Drain, Esq.
                                    Telecopy:   (212) 757-3990

                           (c)      if to CIP:

                                    Co-Investment Partners, L.P.
                                    660 Madison Avenue, 23rd Floor
                                    New York, New York 10021
                                    Attention: Christian A. Melhado
                                    Telecopy: (212) 754-1494

                                    with a copy to:

                                    Kramer Levin Naftalis & Frankel
                                    919 Third Avenue
                                    New York, New York 10022
                                    Attention: Michael Nelson, Esq.
                                    Telecopy: (212) 715-8000

                           (d)      if to Ontario:

                                    Ontario Teachers' Pension Plan Board
                                    5650 Yonge Street, 5th floor
                                    Toronto, Ontario M2M 4H5
                                    Canada
                                    Attention: Dean Metcalf
                                    Telecopy: (416) 730-5374

                                    with a copy to:

                                    Cleary Gottlieb Steen & Hamilton
                                    One Liberty Plaza
                                    New York, NY 10006-1470
                                    Attention: Filip Moerman, Esq.
                                    Telecopy: (212) 225-3999

                           (e) if to an Other Shareholder, to the address set
forth in the Other Shareholder Acknowledgement executed by such Other Shareholder. Any party may, by notice given in accordance with this Section 10.1, designate another address or person for receipt of notices hereunder.

            10.2. Amendment and Waiver.

                  (a) No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof (except where expressly provided in this Agreement), nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Parties hereto at law, in equity or otherwise.

                  (b) Except as otherwise provided herein, any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by any Party from the terms of any provision of this Agreement, shall be effective upon prior written consent of all of the Parties.

            10.3. Specific Performance. The Parties hereto intend that each of the Parties has the right to seek damages or specific performance in the event that any other party hereto fails to perform such party's obligations hereunder. Therefore, if any party shall institute any action or proceeding to enforce the provisions hereof, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the plaintiff party has an adequate remedy at law.

            10.4. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            10.5. Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

            10.6. Entire Agreement. This Agreement is intended by the Parties as a final expression of their agreement and, together with the Registration Rights Agreement and the proxy entered into substantially in the form of Exhibit B, intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

            10.7. Term of Agreement. This Agreement shall become effective upon the execution hereof and shall terminate at such time as Wellspring no longer owns any Shares or earlier with respect to any Non-Wellspring Party at such time as such Party or its Affiliates (as Permitted Transferee) no longer owns any Shares.

            10.8. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

            10.9. Consent to Jurisdiction and Service of Process. Any claim arising out of or relating to this Agreement shall be instituted in Federal or State court located in the State of New

York, City of New York, County of New York (unless personal or subject matter jurisdiction cannot be obtained therein), and each Party agrees not to assert, by way of motion, as a defense or otherwise, in any such claim, that it is not subject personally to the jurisdiction of such court, that the claim is brought in an inconvenient forum, that the venue of the claim is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each Party further irrevocably submits to the jurisdiction of such courts in any such claim. Any and all service of process and any other notice in any such claim shall be effective against any Party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by law or to commence legal proceedings or otherwise against any other party in any other jurisdiction.

            10.10. Further Assurances. Each of the Parties shall, and shall cause their respective Affiliates to, execute such instruments and take such action as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

            10.11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. This Agreement is not assignable except in connection with a transfer of Shares in accordance with this Agreement.

            10.12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

            10.13. Other Shareholders. Subject to the consent of Wellspring, any other stockholder of the Company may become a party hereto, and shall have the rights and be subject to the obligations of an Other Shareholder hereunder, by
(i) executing and delivering to the Company, with a copy to each of Wellspring, CIP and Ontario, the Other Shareholder Acknowledgement which follows the signature page hereof, and (ii) executing and delivering to Wellspring an irrevocable proxy substantially in the form of Exhibit B hereto.

                  IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Agreement on the date first written above.

                                    PARAGON TRADE BRANDS, INC.
                                    By: /s/ Alan J. Cyron
                                        ----------------------------------


                                    --------------------------------------
                                    Name:  Alan J. Cyron
                                    Title: Chief Financial Officer

                                    PTB ACQUISITION COMPANY, LLC

                                    By: /s/ Carl M. Stanton
                                        ----------------------------------

                                            Name: Carl M. Stanton
                                            Title: Vice President

                                    CO-INVESTMENT PARTNERS, L.P.
                                    By: CIP Partners LLC, its general partner

                                    By: /s/ Christian A. Melhado
                                        ----------------------------
                                        Name:  Christian A. Melhado
                                        Title: Member

                                      ONTARIO TEACHERS PENSION PLAN
                                      BOARD

                                      By: /s/ Dean Metcalf
                                      --------------------
                                          Name:  Dean Metcalf

                        OTHER SHAREHOLDER ACKNOWLEDGEMENT

                        THE UNDERSIGNED, has received a copy of and has reviewed the ongoing Shareholders' Agreement and agrees to become a party thereto and be bound thereby as an Other Shareholder (as defined therein) as of the date set forth below. By executing and delivering this Acknowledgement, the undersigned hall be deemed to represent and warrant to each other Party to said Shareholders' Agreement that each of the representations and warranties set forth in Sections 7(a) through (d) of said Shareholders' Agreement is true and correct as to itself as of the date set forth below.

Date:_________ __, 20__   ________________________________________
                        Name: ___________________________
                        Address: ________________________
                        _________________________________
                        _________________________________
                        Telecopier:_______________________

                                    Exhibit B

                            FORM OF IRREVOCABLE PROXY

            Reference is made to that certain Shareholders' Agreement dated as of January 28, 2000 (the "Agreement"), by and among the Company, Wellspring, CIP, Ontario and certain Other Shareholders.

            Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Agreement.

            This Proxy is granted pursuant to Section 6.1 of the Agreement, is coupled with an interest and is irrevocable.

            NOW, THEREFORE, the undersigned Non-Wellspring Party hereby appoints Wellspring as their sole and exclusive and true and lawful agent and attorney-in-fact and proxy during the term of the Agreement, with full power of substitution to represent and vote or act by written consent with respect to all Shares which the undersigned Non-Wellspring Party is entitled to vote on any record date for determining stockholders eligible to vote; including, without limitation, to act for and in the name, place and stead of the undersigned Non-Wellspring Party, at all regular, special or other meetings of the holders of Common Stock, and at any adjournment of such meetings, held during the term of the Agreement, and to act by consent in lieu of a meeting of such holders, with respect to any Shares held of record by the undersigned Non-Wellspring Party on the date such consent is to be given, or such other action taken, at all times during the term of the Agreement, in each case with respect to the election or removal of any director. The foregoing notwithstanding, this proxy shall not constitute a proxy to vote the Shares owned by any Non-Wellspring Party (or grant any consent in respect of such Shares) on any proposal to amend or eliminate the provisions of Article 5 of the Company's Amended and Restated Certificate of Incorporation.

            An executed copy of this Irrevocable Proxy shall be filed with the Secretary of the Company. The Company shall furnish free of charge to any shareholder thereof a copy of this Irrevocable Proxy upon written request.

            All the terms and provisions of this Irrevocable Proxy shall be binding upon the undersigned's successors and assigns. This Irrevocable Proxy shall not be assignable by Wellspring without the written consent of the undersigned. Any purported assignment not permitted hereunder shall be void.

            If any provision of this Irrevocable Proxy shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

      IN WITNESS WHEREOF, the undersigned has caused this Irrevocable Proxy to be executed and delivered as of the day and year first above written. As of the 28th day of January, 2000.

                                                ONTARIO TEACHERS PENSION PLAN
                                                BOARD

                                                By: /s/ Dean Metcalf
                                                    ---------------------------
                                                    Name:  Dean Metcalf
                                                    Title: Portfolio Manager

                                    Exhibit 4

                          REGISTRATION RIGHTS AGREEMENT

                                      among

                           PARAGON TRADE BRANDS, INC.

                            PTB ACQUISITION COMPANY,

                          CO-INVESTMENT PARTNERS, L.P.

                       ONTARIO TEACHERS PENSION PLAN BOARD

                                       and

                           CERTAIN OTHER SHAREHOLDERS

                       ----------------------------------

                          Dated as of January 28, 2000

                       ----------------------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

1.  Definitions...............................................................1


2.  Securities Subject to this Agreement......................................2

    (a)  Registrable Securities...............................................2
    (b)  Holders of Registrable Securities....................................2

3.  Demand Registration.......................................................3

    (a)  Wellspring Request for Demand Registration...........................3
    (b)  CIP and Ontario Requests for Demand Registration.....................3
    (c)  Piggy-Back Rights of Other Holders; Demand Registrations.............4
    (d)  Effective Demand Registration........................................4
    (e)  Expenses.............................................................5
    (f)  Underwriting Procedures..............................................5
    (g)  Selection of Underwriters............................................5

4.  Piggy-Back Registration...................................................5

    (a)  Piggy-Back Rights....................................................5
    (b)  Piggy-Back Rights of Other Holders for Company Registrations.........6
    (c)  Registration Procedure for Piggy-Back Registrations..................7
    (d)  Expenses.............................................................7

5.  Holdback Agreements.......................................................7

    (a)  Restrictions on Public Sale by Holders...............................7
    (b)  Restrictions on Public Sale by the Company...........................7

6.  Registration Procedures...................................................7

    (a)  Obligations of the Company...........................................7
    (b)  Seller Information..................................................10
    (c)  Notice to Discontinue...............................................10

7.  Registration Expenses....................................................11


8.  Indemnification; Contribution............................................11

    (a)  Indemnification by the Company......................................11
    (b)  Indemnification by Holders..........................................11
    (c)  Conduct of Indemnification Proceedings..............................12
    (d)  Contribution........................................................12

9.  Rule 144; Other Exemptions...............................................13

10. Miscellaneous............................................................13

    (a)  Recapitalizations, Exchanges, etc...................................13
    (b)  No Inconsistent Agreements; Other Registration Rights...............13

    (c)  Remedies............................................................14
    (d)  Amendments and Waivers..............................................14
    (e)  Notices.............................................................14
    (f)  Successors and Assigns..............................................15
    (g)  Counterparts........................................................15
    (h)  Headings............................................................16
    (i)  Governing Law.......................................................16
    (j)  Jurisdiction........................................................16
    (k)  Severability........................................................16
    (l)  Rules of Construction...............................................16
    (m)  Entire Agreement....................................................16
    (n)  Further Assurances..................................................16
    (o)  Other Shareholders..................................................16

                          REGISTRATION RIGHTS AGREEMENT

      REGISTRATION RIGHTS AGREEMENT, dated as of January 28, 2000, among Paragon Trade Brands, Inc., a Delaware corporation (the "Company"), PTB Acquisition Company, LLC, a Delaware limited liability company affiliated with Wellspring Capital Management LLC ("Wellspring"), Co-Investment Partners, L.P., a Delaware limited partnership ("CIP"), Ontario Teachers Pension Plan Board, a non-share capital corporation continued under the Teachers' Pension Act. R.S.O., 1990 Chapter T.1 ("Ontario") and each other Person that hereafter becomes a signatory hereto as contemplated by Section 10(o) hereof (each, an "Other Shareholder;" each of the Other Shareholders, Wellspring, CIP and Ontario, are referred to as the "Parties"; and the Parties other than Wellspring are referred to as the "Non-Wellspring Parties").

      This Agreement is made in connection with (i) the Stock Purchase Agreement, dated as of November 16, 1999, by and between the Company and Wellspring (the "Purchase Agreement") and (ii) the Shareholders' Agreement, of even date herewith, among the Company, Wellspring, CIP and Ontario (the "Shareholders' Agreement"). In order to induce the Parties to acquire the Common Stock pursuant to the Purchase Agreement, the Company has agreed to provide registration rights with respect to the Registrable Securities (as hereinafter defined) as set forth in this Agreement.

      The parties hereby agree as follows:

      1. Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

            "Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated hereunder.

            "Approved Underwriter" has the meaning assigned such term in Section 3(g).

            "Approved Underwriter Amount" has the meaning assigned such term in
Section 3(f).

            "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

            "Coinvestor Demand Registration" has the meaning assigned to such term in Section 3(b).

            "Common Stock" means the common stock of the Company.

            "Company Underwriter" has the meaning assigned such term in Section 4(a).

            "Demand Registration" means a Wellspring Demand Registration or a Coinvestor Demand Registration.

            "Demand Registration Offeree Party" has the meaning assigned to such term in Section 3(c).

            "Demanding Holder" means the Holder who has exercised its right to a Demand Registration under Section 3(a) hereof or Section 3(b) hereof, as the case may be.

            "Exchange Act" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

            "Holder" has the meaning assigned such term in Section 2(b).

            "Holders' Counsel" has the meaning assigned such term in Section 7.

            "Indemnified Party" has the meaning assigned such term in Section 8(c).

            "Indemnifying Party" has the meaning assigned such term in Section 8(c).

            "Inspector" has the meaning assigned such term in Section
6(a)(viii).

            "Liquidity Date" shall mean the earlier of (i) the closing date of the initial sale by Wellspring of any of its Registrable Securities pursuant to an offering registered under the Act, and (ii) January 30, 2005.

            "NASD" has the meaning assigned such term in Section 6(a)(xv).

            "Non-Wellspring Holder" means a Holder other than Wellspring.

            "Person" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

            "Registrable Securities" means, subject to Section 2(a), each of the following: any shares of Common Stock of the Company held of record by any of the Parties, including, without limitation, any shares of Common Stock of the Company issued or issuable by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

            "Registration Expenses" has the meaning assigned such term in
Section 7.

            "SEC" means the Securities and Exchange Commission.

            "Total Securities" has the meaning assigned to such term in Section 4(a).

            "Wellspring Demand Registration" has the meaning assigned to such term in Section 3(a).

      2. Securities Subject to this Agreement.

            (a) Registrable Securities. For the purposes of this Agreement, Registrable Securities will cease to be Registrable Securities when (i) a registration statement covering such Registrable Securities has been declared effective under the Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement or (ii) Registrable Securities proposed to be sold in a sale have been disposed of pursuant to Rule 144 (or any successor provision then in effect) under the Act.

            (b) Holders of Registrable Securities. A Person is deemed to be a holder of Registrable Securities (a "Holder") whenever such Person (i) is a party to this Agreement (or a permitted transferee thereof) and (ii) owns of record Registrable Securities, or a security convertible into or exercisable or exchangeable for, Registrable Securities, whether or not such conversion, exercise or exchange has actually been effected and disregarding any legal restrictions upon the exercise of such rights. If the Company receives conflicting instructions, notices or elections from two or more persons with respect to the same Registrable Securities, the Company may act upon the basis of the instructions, notice or election received from the registered owner of such Registrable Securities.

      3. Demand Registration.

            (a) Wellspring Request for Demand Registration. Subject to the provisions of Section 3(c) hereof, at any time after the date hereof, Wellspring may request the registration of Registrable Securities under the Act, and under the securities or blue sky laws of any jurisdiction designated by it (each such registration under this Section 3(a) is referred to herein as a "Wellspring Demand Registration"). Notwithstanding the foregoing, (i) the Company will not be required to effect a Wellspring Demand Registration within the period beginning on the effective date of a registration statement filed by the Company on its behalf and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith, and (ii) the Company will not be required to effect more than two Wellspring Demand Registrations under this Section 3(a) on Form S-1 (or an equivalent form) but Wellspring may request registration of all or any portion of its Registrable Securities on Form S-3 or any similar short-form registration (if the Company then qualifies for use thereof) without limitation. For purposes of clause (ii) of the preceding sentence, any Wellspring Demand Registration request withdrawn by Wellspring shall not be counted as one Wellspring Demand Registration. Each such request for a Wellspring Demand Registration shall specify the amount of the Registrable Securities proposed to be sold, the intended method of disposition thereof and the jurisdictions in which registration is desired. Upon a request for a Wellspring Demand Registration, the Company shall promptly take such steps as are necessary or appropriate to prepare for the registration of the Registrable Securities to be registered. The Company shall include in such registration all Registrable Securities requested to be included by Wellspring, and by each other Holder, as applicable, to the extent the Company has received a written request for inclusion therein during the Demand Registration Notice Period (as defined herein). Each such request will also specify the number of Registrable Securities to be registered, the intended method of disposition thereof and the jurisdictions in which registration is desired. Subject to Section 3(f) hereof, the Company shall be entitled to include in any registration statement and offering made pursuant to a Wellspring Demand Registration, authorized but unissued shares of Common Stock or shares of Common Stock held by stockholders other than the Holders; provided, that such inclusion shall be permitted only to the extent that it is pursuant to and subject to the terms of the underwriting agreement or arrangements, if any, entered into by Wellspring in exercising the Wellspring Demand Registration rights.

            (b) CIP and Ontario Requests for Demand Registration. Subject to the provisions of Section 3(c) hereof, at any time following the Liquidity Date, each of CIP and Ontario may request the registration of Registrable Securities under the Act, and under the securities or blue sky laws of any jurisdiction designated by it (each such registration under this Section 3(b) is referred to herein as a "Coinvestor Demand Registration"). Notwithstanding the foregoing,
(i) the Company will not be required to effect a Coinvestor Demand Registration within the period beginning on the effective date of a registration statement filed by the Company on its behalf and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith, (ii) the Company will not be required to effect more than one such Coinvestor Demand Registration under this Section 3(b) where CIP is the Demanding Holder, and (iii) the Company will not be required to effect more than one Coinvestor Demand Registration under this Section 3(b) where Ontario is the Demanding Holder. For purposes of the preceding sentence, any Coinvestor Demand Registration request withdrawn by the Demanding Holder thereof shall not be counted as such Demanding Holder's Coinvestor Demand Registration. Each such request for a Coinvestor Demand Registration shall specify the amount of the Registrable Securities proposed to be sold, the intended method of disposition thereof and the jurisdictions in which registration is desired. Upon a request for a Coinvestor Demand Registration, the Company shall promptly take such steps as are necessary or appropriate to prepare for the registration of the Registrable Securities to be registered. The Company shall include in such registration all Registrable Securities requested to be included by the Demanding Holder, and by each other Holder, as applicable, to the extent the Company has received a written request for inclusion therein during the Demand Registration Notice Period (as defined herein). Each such request will also specify the number of Registrable Securities to be registered, the intended method of disposition thereof and the jurisdictions in which registration is desired. Subject to Section 3(f) hereof, the Company shall be entitled to include in any registration statement and offering made pursuant to a Coinvestor Demand Registration, authorized but unissued shares of Common Stock or shares of Common Stock held by stockholders other than the Holders; provided, that such inclusion shall be permitted only to the extent that it is pursuant to and subject to the terms of the underwriting agreement or arrangements, if any, entered into by the Demanding Holder in exercising its Coinvestor Demand Registration rights.

            (c) Piggy-Back Rights of Other Holders; Demand Registrations. In the event that a Demanding Holder desires to request a Demand Registration pursuant to Sections 3(a) or 3(b) hereof, such Demanding Holder shall first give, seven
(7) Business Days prior to such request, an offer (a "Demand Registration Piggy-Back Offer") to each other Holder (each a "Demand Registration Offeree Party") to participate in such registration by including a portion of such Demand Registration Offeree Party's Registrable Securities in the request for the Demand Registration. Upon the giving of the Demand Registration Piggy-Back Offer, the offer made therein to the Demand Registration Offeree Party shall be irrevocable unless and until the rights provided for therein shall be waived or the Demand Registration request shall be withdrawn or the relevant registration statement terminated. The right of each Demand Registration Offeree Party to participate in the Demand Registration under this Section 3(c) shall be exercisable by delivering written notice thereof, within ten (10) Business Days after receipt of such Demand Registration Piggy-Back Offer (the "Demand Registration Notice Period"), to the Demanding Holder, with a copy to the Company, indicating the number of Shares the Demand Registration Offeree Party desires to include in such Demand Registration. The failure of such Demand Registration Offeree Party to respond within the Demand Registration Notice Period shall be regarded as a rejection of the offer to participate in such registration as contemplated by the Demand Registration Piggy-Back Offer and shall be deemed to be a waiver of its rights under this Section 3 with respect to such Demand Registration.

            (d) Effective Demand Registration. The Company shall use its best efforts to cause any such Demand Registration to become effective not later than ninety (90) days after it receives a request under Section 3(a) or Section 3(b), as the case may be.

            (e) Expenses. In any registration initiated as a Demand Registration, the Company shall pay all Registration Expenses in connection therewith, whether or not such requested Demand Registration becomes effective.

            (f) Underwriting Procedures. If the Demanding Holder so elects, the offering of such Registrable Securities pursuant to such requested Demand Registration shall be in the form of a firm commitment underwritten offering and the managing underwriter or underwriters selected for such offering shall be the Approved Underwriter selected in accordance with Section 3(g). In such event, if the Approved Underwriter advises the Company in writing that, in its opinion, the aggregate amount of such Registrable Securities requested to be included in such offering is sufficiently large to have a material adverse effect on the success of such offering (including an adverse effect on the price thereof), then the Company shall include in such registration only the aggregate amount of Registrable Securities that in the opinion of the Approved Underwriter may be sold without any such effect on the success of such offering (the "Approved Underwriter Amount"), and (i) in the case of a Wellspring Demand Registration,
(a) each Holder shall be entitled to have included in such registration Registrable Securities equal to its pro rata portion of the Approved Underwriter Amount, as based on the amounts of Registrable Securities sought to be registered by the Holders in their requests for participation in the requested Wellspring Demand Registration and (b) to the extent that the number of Registrable Securities to be included by the Holders is less than the Approved Underwriter Amount, the Company or stockholders other than the Holders shall be entitled to have included securities that are proposed to be registered in accordance with the last sentence of Section 3(a), and (ii) in the case of a Coinvestor Demand Registration, (a) the Demanding Holder shall be entitled to have included in such registration the number of Registrable Securities which it seeks to include therein, up to the Approved Underwriter Amount, (b) to the extent that the number of Registrable Securities to be included by the Demanding Holder is less than the Approved Underwriter Amount, each other Holder shall be entitled to have included in such registration Registrable Securities equal to its pro rata portion of the excess of the Approved Underwriter Amount over the amount sought to be included therein by the Demanding Holder, as based on the amounts of Registrable Securities sought to be registered by such other Holders in their requests for participation in the requested Demand Registration and (c) to the extent that the number of Registrable Securities to be included by the Demanding Holder and the other Holders is less than the Approved Underwriter Amount, the Company or stockholders other than the Holders shall be entitled to have included securities that are proposed to be registered in accordance with the last sentence of Section 3(b).

            (g) Selection of Underwriters. If any requested Demand Registration is in the form of an underwritten offering, the Demanding Holder shall select and obtain an investment banking firm of national reputation to act as the managing underwriter of the offering (the "Approved Underwriter").

      4. Piggy-Back Registration.

            (a) Piggy-Back Rights. If the Company proposes to file a registration statement under the Act with respect to an offering by the Company for its own account or for the account of any other stockholder (other than a registration statement filed pursuant to Sections 3(a) or 3(b) hereof) of any class of security (other than a registration statement solely on

Form S-4 or S-8 (or any successor form thereto, but without including a red herring prospectus) under the Act), then the Company shall give written notice of such proposed filing (a "Preliminary Notice") to Wellspring and, if such registration statement is proposed to be filed on or after the Liquidity Date, to each of CIP and Ontario, at least forty-five (45) days before the anticipated filing date, and such Preliminary Notice shall (i) describe in detail the proposed registration and distribution (including those jurisdictions where registration under the securities or blue sky laws is intended) and (ii) offer Wellspring and, if such registration statement is proposed to be filed on or after the Liquidity Date, each of CIP and Ontario, the opportunity to include some or all of its Registrable Securities in such registration (the offer contained in the Preliminary Notice is referred to as the "Preliminary Piggy-Back Offer"). The Preliminary Notice shall also state that acceptance of the offer must (i) be in writing, (ii) state the number of Registrable Securities proposed to be registered by such Holder, and (iii) be received by the Company within ten (10) Business Days after receipt of such Preliminary Notice (such ten business day period being referred to as the "Preliminary Acceptance Period"). The failure of any party entitled to receive a Preliminary Notice pursuant to this Section 4(a) (each, a "Preliminary Offeree") to respond to such notice prior to the expiration of the Preliminary Acceptance Period shall be regarded as a rejection of the offer to participate in such registration as contemplated by the Preliminary Piggy-Back Offer and shall be deemed to be a waiver of its rights under this Section 4(a) with respect to such Preliminary Piggy-Back Offer.

            (b) Piggy-Back Rights of Other Holders for Company Registrations. If any Preliminary Offeree notifies the Company during the Preliminary Acceptance Period that it wishes to include some or all of its Registrable Securities in such registration, the Company shall deliver to each Holder who is not then a Preliminary Offeree (for the purposes of this subclause, each a "Piggy-Back Registration Offeree Party"), within ten (10) Business Days following the expiration of the Preliminary Acceptance Period, a notice (a "Piggy-Back Registration Notice") which shall (i) describe in detail the proposed registration and distribution (including those jurisdictions where registration under the securities or blue sky laws is intended), (ii) identify the number of Registrable Securities proposed to be included in such registration by each Preliminary Offeree (including the percentage of such Preliminary Offeree's Registrable Securities represented by such Registrable Securities) and (iii) offer each Piggy-Back Registration Offeree Party the opportunity to include in such registration up to the same percentage of such Piggy-Back Registration Offeree Party's Registrable Securities as the percentage proposed to be included by the Preliminary Offeree proposing to include in such registration the highest percentage of its Registrable Securities (the offer contained in the Piggy-Back Registration Notice is referred to as the "Piggy-Back Offer"). The Piggy-Back Registration Notice shall also state that acceptance of the Piggy-Back Offer must (i) be in writing, (ii) state the number of Registrable Securities proposed to be registered by such Piggy-Back Registration Offeree Party, and (iii) be received by the Company within ten (10) Business Days after receipt of such Piggy-Back Registration Notice (the "Piggy-Back Registration Notice Period"). The failure of any Piggy-Back Registration Offeree Party to respond within the Piggy-Back Registration Notice Period shall be regarded as a rejection of the offer to participate in the Piggy-Back Offer and shall be deemed to be a waiver of its rights under this Section 4(b) with respect to such Piggy-Back Offer. If no Preliminary Offeree notifies the Company during the Preliminary Acceptance Period that it wishes to include some or all of its Registrable Securities in such registration, the Company shall not be required to give a Piggy-Back Registration Notice to the other Holders and the other Holders shall not be entitled to participate in such registration.

            (c) Registration Procedure for Piggy-Back Registrations. Subject to the terms of this Section 4, the Company shall use its best efforts (within thirty (30) days of the notice provided for in the preceding sentence) to cause the managing underwriter or underwriters of an underwritten offering (the "Company Underwriter") to permit the Holders to include the Registrable Securities of the Holders in such offering on the same terms and conditions as the securities of the Company included therein. Notwithstanding the foregoing, if the Company Underwriter delivers a written opinion to the Holders seeking to participate in such registration that the total amount of securities which they and the Company intend to include in such offering (the "Total Securities") is sufficiently large so as to have a material adverse effect on the distribution of the Total Securities, then the Company shall include in such registration, to the extent of the number of Registrable Securities which the Company is so advised can be sold in (or during the time of) such offering, first, all Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock that the Company proposed to register for its own account, and second, all securities proposed to be registered by the Holders and each other stockholder for whose account such registration statement was to be filed which shall be reduced on a pro-rata basis (based upon the number of shares proposed to be registered).

            (d) Expenses. The Company shall bear all Registration Expenses in connection with any registration pursuant to this Section 4.

      5. Holdback Agreements.

            (a) Restrictions on Public Sale by Holders. To the extent not inconsistent with applicable law, the Holders agree not to effect any public sale or distribution of any Registrable Securities being registered or of any securities convertible into or exchangeable or exercisable for such Registrable Securities, including a sale pursuant to Rule 144 under the Act, during the ninety (90) day period (or such longer period as Wellspring agrees to be bound by) beginning on the effective date of such Demand Registration or Piggy-Back Registration or other underwritten offering (except as part of such registration), if and to the extent requested by the Company Underwriter, in the case of an underwritten public offering.

            (b) Restrictions on Public Sale by the Company. The Company agrees not to effect any public sale or distribution of any of its securities for its own account (except pursuant to registrations on Form S-4 or S-8 (or any successor form thereto) under the Act) during the ninety (90) day period beginning on the later of (i) the effective date of any registration statement in which the Holders are participating and (ii) the commencement of a public distribution of Registrable Securities pursuant to such registration statement.

      6. Registration Procedures.

            (a) Obligations of the Company. Whenever registration of Registrable Securities has been requested pursuant to Section 3 or 4 of this Agreement, the Company shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as quickly as practicable, and in connection with any such request, the Company shall, as expeditiously as possible:

                  (i) prepare and file with the SEC (in any event not later than forty-five (45) Business Days after receipt of a request to file a registration statement with respect to Registrable Securities) a registration statement on any form on which registration is requested for which the Company then qualifies, which counsel for the Company and Holders' Counsel shall deem appropriate and which shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof, and use its best efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall (A) provide Holders' Counsel with an adequate and appropriate opportunity to participate in the preparation of such registration statement and each prospectus included therein (and each amendment or supplement thereto) to be filed with the SEC, which documents shall be subject to the review of Holders' Counsel, and (B) notify Holders' Counsel and each seller of Registrable Securities pursuant to such registration statement of any stop order issued or threatened by the SEC and take all reasonable action required to prevent the entry of such stop order or to remove it if entered;

                  (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than twenty-four (24) months, such longer period as is requested by Wellspring, to the extent permitted under Rule 415 under the Act, or such other period which will terminate when all Registrable Securities covered by such registration statement have been sold (but not before the expiration of the ninety (90) day period referred to in Section 4(3) of the Act and Rule 174 thereunder, if applicable), and comply with the provisions of the Act with respect to the disposition of all Registrable Securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

                  (iii) as soon as reasonably possible, furnish to each seller of Registrable Securities, prior to filing a registration statement, copies of such registration statement as it is proposed to be filed, and thereafter such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as any such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

                  (iv) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller of Registrable Securities may request, and to continue such qualification in effect in each such jurisdiction for as long as is permissible pursuant to the laws of such jurisdiction, or for as long as any such seller requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6(a)(iv), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction;

                  (v) use its best efforts to obtain all other approvals, covenants, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the sellers of such Registrable Securities to consummate the disposition of such Registrable Securities;

                  (vi) notify each seller of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the Company shall promptly prepare a supplement or amendment to such prospectus and furnish to each such seller a reasonable number of copies of a supplement to or amendment of such prospectus as may be necessary so that, after delivery to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

                  (vii) enter into and perform customary agreements (including an underwriting agreement in customary form with the Approved Underwriter or Company Underwriter, if any, selected as provided in Section 3 or 4) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

                  (viii) make available for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition pursuant to such registration statement, Wellspring's Counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (each, an "Inspector" and, collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company and any subsidiaries thereof as may be in existence at such time (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's and any subsidiaries' officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such registration statement;

                  (ix) obtain a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters, as Holders' Counsel or the managing underwriter reasonably request;

                  (x) furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the registration statement with respect to such securities becomes effective, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the seller making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as such seller may reasonably request and as are customarily included in such opinions;

                  (xi) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable but no later than fifteen (15) months after the effective date of the registration statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of the registration statement, in a manner which satisfies the provisions of
Section 11(a) of the Act;

                  (xii) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed, subject to the satisfaction of the applicable listing requirements of each such exchange;

                  (xiii) keep each seller of Registrable Securities advised as to the initiation and progress of any registration under Section 3 or 4 hereunder;

                  (xiv) provide officers' certificates and other customary closing documents;

                  (xv) cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD") or any stock exchange or other governmental or non-governmental regulatory agency; and

                  (xvi) use its best efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby.

            (b) Seller Information. The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities as the Company may from time to time reasonably request in writing.

            (c) Notice to Discontinue. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(a)(vi), the Company's obligations pursuant to this Agreement shall be suspended for a period not to exceed 60 days and such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 6(a)(vi) and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including, without limitation, the period referred to in Section 6(a)(ii)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 6(a)(vi) to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 6(a)(vi).

      7. Registration Expenses. The Company shall pay all expenses (other than underwriting discounts and commissions) arising from or incident to the performance of, or compliance with, this Agreement, including, without limitation, (a) SEC, stock exchange and NASD registration and filing fees, (b) all fees and expenses incurred in complying with securities or blue sky laws (including, without limitation, reasonable fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (c) all printing, messenger and delivery expenses, (d) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any special audits incident to or required by any registration or qualification) and (e) any liability insurance or other premiums for insurance obtained (which insurance the Company agrees to use its best efforts to obtain upon the reasonable request of any seller of Registrable Securities) and the reasonable fees, charges and expenses of any special experts (provided that a seller of Registrable Securities shall give notice to the Company, as soon as practicable, of the retention of any such special experts) retained in connection with any requested Demand Registration or Piggy-Back registration pursuant to the terms of this Agreement, regardless of whether the registration statement filed in connection with such registration is declared effective. In connection with each registration hereunder, the Company shall reimburse the Holders for the reasonable fees, charges and disburse ments of a single law firm ("Holders' Counsel") designated by the Holders holding in the aggregate a majority of the Registrable Securities included in any such registration to represent each of the Holders with respect to such registration. All of the expenses described in this Section 7 are referred to in this Agreement as "Registration Expenses."

      8. Indemnification; Contribution.

            (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder, its directors, officers, partners, employees, advisors and agents, and each Person who controls (within the meaning of the Act or the Exchange Act) such Holder, to the extent permitted by law, from and against any and all losses, claims, damages, expenses (including, without limitation, reasonable costs of investigation and fees, disbursements and other charges of counsel) or other liabilities resulting from or arising out of or based upon any untrue, or alleged untrue, statement of a material fact contained in any registration statement, prospectus or preliminary prospectus or notification or offering circular (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall also indemnify any underwriters of the Registrable Securities, their officers, directors and employees, and each Person who controls any such underwriter (within the meaning of the Act and the Exchange
Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities.

            (b) Indemnification by Holders. In connection with any registration in which a Holder is participating pursuant to Section 3 or 4 hereof, each such Holder, as applicable, shall furnish to the Company in writing such information with respect to such Holder, as applicable, as the Company may reasonably request or as may be required by law for use in connection with any registration statement or prospectus to be used in connection with such registration and each Holder agrees to indemnify and hold harmless the Company, any underwriter retained by the Company and their respective directors, officers, employees and each Person who controls (within the meaning of the Act and the Exchange Act) the Company or such underwriter to the same extent as the foregoing indemnity from the Company to the Holders (subject to the proviso to this sentence and applicable law), but only with respect to any such information furnished in writing by such Holder expressly for use therein; provided, however, that the liability of any Holder under this
Section 8(b) and 8(d) shall be limited to the amount of the net proceeds received by such Holder in the offering giving rise to such liability.

            (c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder (the "Indemnified Party") agrees to give prompt written notice to the indemnifying party (the "Indemnifying Party") after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, that, the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party hereunder unless materially prejudiced by such delay. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action within 10 days with counsel satisfactory to the Indemnified Party in its reasonable judgment, (iii) the Indemnified Party reasonably determines after consulting with counsel, that either (A) representation of such Indemnified Party and the Indemnifying Party by the same counsel may be inappropriate under applicable standards of professional conduct or (B) there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party. In either of such cases the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party. Unless the provisions of clause (ii) of the preceding sentence apply, no Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall settle any matter for which indemnification is deemed hereunder unless such settlement includes solely the payment of money and the Indemnified Party receives an unconditional release from all liability in connection therewith. The rights accorded to any Indemnified Party hereunder shall be in addition to any rights that such Indemnified Party may have at common law, by separate agreement or otherwise.

            (d) Contribution. If the indemnification provided for in Section 8(a) from the Indemnifying Party is unavailable to an Indemnified Party in respect of any losses, claims, damages, expenses or other liabilities referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, expenses or other liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, expenses or other liabilities, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the Indemnifying Party's and Indemnified Party's relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, expenses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8(a), 8(b) and 8(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding.

      The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution pursuant to this Section 8(d).

      9. Rule 144; Other Exemptions. The Company covenants that it shall file any reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder, and that it shall take such further action as any of the Parties may reasonably request (including, but not limited to, providing any information necessary to comply with Rules 144 and 144A under the Act), all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Act within the limitation of the exemptions provided by (a) Rule 144 or Rule 144A under the Act, as such rules may be amended from time to time, or (b) any other rules or regulations now existing or hereafter adopted by the SEC. The Company shall, upon the request of any Holder, deliver to such Holder a written statement as to whether the Company has complied with such requirements. Nothing in this Section 9 shall be deemed to grant to any Party any right to dispose of its Registrable Securities (whether pursuant to Rule 144 or Rule 144A or otherwise) where such disposition is prohibited under the terms of the Shareholders' Agreement.

      10. Miscellaneous.

            (a) Recapitalizations, Exchanges, etc. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Company's Common Stock, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Common Stock and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

            (b) No Inconsistent Agreements; Other Registration Rights. The Company shall not enter into any agreement with respect to its securities that is inconsistent with or adversely affects the rights granted to the Holders in this Agreement. The Company shall not grant any other Person registration rights without the written consent of Wellspring. If the

Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities and such rights are provided on terms or conditions more favorable to such holder than the terms and conditions applicable to the Holders herein, the Company shall provide (by way of amendment to this Agreement or otherwise) such more favorable terms or conditions to the Holders under this Agreement.

            (c) Remedies. The Holders, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of their rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive in any action for specific performance the defense that a remedy at law would be adequate.

            (d) Amendments and Waivers. Except as otherwise provided herein, any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by any Party from the terms and provisions of this Agreement, shall be effective upon the prior written consent of all of the Parties.

            (e) Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

            (i)   if to Wellspring:

                  c/o  Wellspring Capital Management LLC
                  620 Fifth Avenue, Suite 216
                  New York, New York 10020-1579
                  Telecopier No.:  (212) 337-7575
                  Attention:  David C. Mariano

                  with a copy to:

                  Paul, Weiss, Rifkind, Wharton & Garrison
                  1285 Avenue of the Americas
                  New York, New York 10019-6064
                  Telecopier No.:  (212) 757-3990
                  Attention: Robert Drain, Esq.

            (ii)  if to CIP:

                  Co-Investment Partners, L.P.
                  660 Madison Avenue, 23rd Floor
                  New York, New York 10021
                  Telecopier No.:  (212) 754-1494
                  Attention:  Christian A. Melhado
            with a copy to:

                  Kramer Levin Naftalis & Frankel
                  919 Third Avenue
                  New York, New York 10022
                  Telecopier No.:  (212) 715-8000
                  Attention:  Michael Nelson, Esq.

            (iii) if to Ontario:

                  Ontario Teachers' Pension Plan Board
                  5650 Yonge Street, 5th floor
                  Toronto, Ontario M2M 4H5
                  Canada
                  Attention:  Dean Metcalf
                  Telecopy:  (416) 730-5374

                  with a copy to:

                  Cleary Gottlieb Steen & Hamilton
                  One Liberty Plaza
                  New York, NY 10006-1470
                  Attention:  Filip Moerman, Esq.

            (iv)  if to the Company:

                  Paragon Trade Boards, Inc.
                  180 Technology Parkway
                  Norcross, GA 30092
                  Telecopier No.:  (678) 969-5001
                  Attention:  Bobby Abraham

            (v) if to an Other Shareholder, to the address set forth in the Other Shareholder Acknowledgement executed by such Other Shareholder.

      All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial overnight courier service; five Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

            (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto; provided, however, that the registration rights and the other obligations of the Company contained in this Agreement shall, with respect to any Registrable Security, be automatically transferred from a Holder to any subsequent holder of such Registrable Security (including any pledgee). Notwithstanding any transfer of such rights, all of the obligations of the Company hereunder shall survive any such transfer and shall continue to inure to the benefit of all transferees.

            (g) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

            (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            (i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law of such State.

            (j) Jurisdiction. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the Federal or State courts located in the State of New York, City of New York, County of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 10(e), such service to become effective 10 days after such mailing.

            (k) Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, it being intended that all of the rights and privileges of the Holders shall be enforceable to the fullest extent permitted by law.

            (l) Rules of Construction. Unless the context otherwise requires, "or" is not exclusive, and references to sections or subsections refer to sections or subsections of this Agreement.

            (m) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings in respect of the subject matter contained herein, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

            (n) Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

            (o) Other Shareholders. Subject to the consent of each of the Company and Wellspring, any other stockholder of the Company may become a party hereto, and shall have the rights and be subject to the obligations of an Other Shareholder hereunder, by executing and delivering to the Company, with a copy to each of Wellspring, CIP and Ontario, the Other Shareholder Acknowledgement which follows the signature page hereof.

      IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized on the date first above written.

                                      PTB ACQUISITION COMPANY, LLC


                                      By:   /s/ Carl M. Stanton
                                            Name: Carl M. Stanton
                                            Title: Vice President


                                      CO-INVESTMENT PARTNERS, L.P.


                                      By:   CIP Partners LLC, its general
                                            partner

                                            By:  /s/ Christian A. Melhado
                                                 Name:  Christian A. Melhado
                                                 Title: Member

                                      ONTARIO TEACHERS PENSION PLAN
                                      BOARD


                                      By:   /s/ Dean Metcalf
                                            Name:  Dean Metcalf
                                            Title: Portfolio Manager


                                      PARAGON TRADE BRANDS, INC.


                                      By:   /s/ Alan J. Cyron
                                            Name:  Alan J. Cyron
                                            Title: Chief Financial Officer

                        OTHER SHAREHOLDER ACKNOWLEDGEMENT

            THE UNDERSIGNED, has received a copy of and has reviewed the foregoing Registration Rights Agreement and agrees to become a party thereto and be bound thereby as an Other Shareholder (as defined therein) as of the date set forth below:

Date:_________ __, 20__   ________________________________________
Name: ___________________________
Address: ________________________
         ________________________
         ________________________
Telecopier:_______________________


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